12200 NW Ambassador Drive, Kansas City, MO 64163–1244 USA T 816 270–4700 F 816 270–4707 www.WireCoWorldGroup.com August 12, 2014 VIA EMAIL AND OVERNIGHT MAIL Melissa N. Rocha Senior Assistant Chief Accountant Division of Corporate Finance Securities and Exchange Commission One Station Place 100 F Street, N.E. Washington, D.C. 20549-4561 Re: WireCo WorldGroup, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed on March 10, 2014 File No. 333-174896 Dear Ms. Rocha: We are in receipt of your letter dated July 29, 2014 (“Staff Letter”), wherein the Staff of the Securities and Exchange Commission (the “Commission”) submitted comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2013 filed on March 10, 2014, of WireCo WorldGroup, Inc. (the “Company”). On behalf of the Company, set forth below are the Company's responses to those comments. For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response. All amounts are reported in 000s USD. Financial Statements, page 36 Note 2- Summary of Significant Accounting Policies, page 43 (m) Revenue Recognition, page 45 1.For the long-term synthetic rope manufacturing contracts you enter into, please tell us the

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 2 following: • The nature and terms of these contracts; • The amount of revenue recognized for each period presented related to these contracts; and • Expand your disclosure to include the method of measuring the extent of progress toward completion for your percentage of completion contracts in accordance with ASC 605-35-50-2. Company's Response: The Company produces, among other synthetic rope offerings, a complete package of specialty products for the offshore oil industry. The production of these offshore deepwater mooring products can take a significant amount of time when compared to a more traditional synthetic rope due the complexity in rope design, the length of the ropes to be produced, and the diameter of its construction. The Company’s typical customer for its offshore offering is either the oil production company itself or the construction/design firm selected to build the platform. For the deepwater offshore mooring ropes, the Company incurs a significant amount of cost and effort to design these ropes to meet the customer specifications. Up to 15% of the total cost could be spent to design and produce the prototype of each rope. Each deepwater mooring rope requires a specific size, length, and rope construction which could include the number of sub cores, the type of raw material yarns used, and the actual physical construction of the rope (type of lay and outer jacket for example). Each of these factors is dependent upon the conditions of where it will be installed, including the depth of the platform to be moored. The manufacturing process for these ropes typically takes 6-12 months. The ropes undergo a significant amount of additional testing by the Company on behalf of the customer and are subject to varying certification requirements depending on the customer/region of the project. The contracts are structured such that the customer makes progress payments linked to milestones in the rope design and production process. For example, payments are typically required upon the approval of the rope design, approval of the prototype, issuing of the purchase order or the Company’s purchase of raw materials, progress payments made throughout the production process, and final payment upon delivery. Throughout the manufacturing process, the customer can take possession of any work in process at any time and the Company has the right to keep all progress payments made to date.

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 3 For the periods ending December 31, 2013 and 2012, the Company has recognized revenue of approximately $27,193 and $13,172, respectively, under percentage of completion. No revenue was recognized under percentage of completion for the period ending December 31, 2011. As the amount of revenue recognized under percentage of completion is such a small percentage of the Company’s overall revenue and the gross profit percentages are relatively consistent with other Company products, the Company did not believe the disclosures in ASC 605-35-50-2 were warranted. However, the Company agrees to modify its disclosure in its future filings as follows: The Company uses the percentage-of-completion method of accounting to recognize revenues and associated costs as work progresses for certain long-term synthetic rope manufacturing contracts. The Company measures the extent of progress towards completion based on the units produced. Note 18- Selected Quarterly Financial Data (Unaudited), page 75 2. Please submit a detailed materiality analysis that supports your conclusion that the accounting corrections made in your 2012 and 2013 fiscal years and first quarter of fiscal year 2014 are not quantitatively or qualitatively material individually or in the aggregate to your quarterly and annual financial statements for the fiscal periods ended December 31, 2012 and December 31, 2013 and interim period ended March 31, 2014. Company's Response: Company’s Capital Structure As noted in the Company’s Annual Report, a majority of the Company’s shares are held by Paine & Partners Fund III, of which Paine & Partners, LLC is the manager. As a result of this private equity ownership structure, the Company is very highly leveraged at high interest rates relative to its peers. This results in a large amount of interest expense. Furthermore, the Company has a large amount of intercompany loans which are denominated in currencies other than the subsidiaries functional currency, which results in volatile swings in unrealized foreign currency gains/losses. These factors have historically pushed the Company to relatively small net income or net loss positions. Users of the Financial Statements and Key Performance Measures The Company is a debt only filer and considers the users of its financial statements to primarily be its debt investors and its private equity owners. As a result, the Company utilizes Net Sales

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 4 and certain non-GAAP measures, primarily Adjusted EBITDA, Net Debt, Adjusted Working Capital, and Free Cash Flow as a means to enhance communication with its security holders, including the Company’s owners. Collectively, these are the key performance indicators that Management routinely uses both in its communications with the Board and during each of the Company’s quarterly investor calls. Analysis The Company’s objective in assessing the accounting corrections and misstatements was to determine if they were material, both individually and in the aggregate, to the quarterly and annual consolidated financial statements taken as a whole. In doing so, we considered the definition of materiality in the context of whether the judgment of a reasonable person relying upon our report would have been changed or influenced by the recording of the misstatements. Our analysis considered both the quantitative as well as the qualitative aspects of the differences, which we believe is consistent with what is prescribed by SAB 99. We did not attempt to conclude on the quantitative or qualitative aspects of the differences in isolation, but rather considered the mix of information in reaching our conclusion. Based on our consideration of all quantitative and qualitative factors, we reached a conclusion that the uncorrected misstatements, both individually and in the aggregate, were not material to our consolidated financial statements. The Company considered the quantitative and qualitative factors noted in Staff Accounting Bulletin (SAB) 99 Topic 1M, Materiality in assessing the issues. The Company considered the quantitative impacts of error corrections in relation to the full year, as stated in ASC 250-45-27: “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.” In assessing whether certain quantitatively large errors were material, the Company also considered the SEC Staff Speech, “Remarks Before the 2006 AICPA National Conference on Current SEC and PCAOB Developments” by Todd E. Hardiman that noted in certain instances quantitatively large errors may not be material in light of other factors. During the first quarter of 2012, the Company corrected its accounting related to capitalizing interest on construction in progress. Prior to 2012, the Company had not capitalized interest on construction in progress for property, plant and equipment at the Company’s Mexican subsidiaries. In the first quarter of 2012, the Company recorded an entry that decreased interest

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 5 expense (decreasing net loss) and increased the cost of property, plant and equipment by $1,870 to correct the effects of previously not capitalizing this interest. This accounting correction resulted in understatement of net loss of $1,309, net of tax, or 7.2% of 2012 net loss of $18,174. In assessing whether this error was material, the Company noted the error had no impact on the Company’s key performance indicators, did not affect debt covenant or incentive compensation calculations, and the Company believed this error was not important to investors . Attached as Exhibit I, are the transcripts (or talking script when the transcript was unavailable) from the Company’s quarterly investor calls since 2012. The Company never presented interest expense nor did any investor ask about interest expense. Furthermore, it did not affect the trend of earnings as seen in the graph below. The Company disclosed the accounting correction in the notes to the interim financial information and consolidated financial statements as well as in Management’s Discussion and Analysis to provide full transparency to the users of the financial statements. In terms of assessing the impact to the Company’s previously issued financial statements, the Company noted the largest dollar impact was less than $500 to any one of the prior years from 2007 to 2011 which the error relates and the largest percentage impact was less than 5% (see Schedule I). During the third quarter of 2012, the Company recorded an entry to correct an error in the recognition of deferred tax benefits. The correction was due to a change in position taken on the Company's 2011 tax return, which resulted in an additional interest expense deduction. The impact of this change was a decrease in tax expense (reducing net loss) and an increase in deferred tax assets of $2,800, of which $2,304 related to the three months ended June 30, 2012, (60,000) (50,000) (40,000) (30,000) (20,000) (10,000) - 10,000 20,000 2012 2011 2010 2009 2008 2007 Capitalized Interest Error Net income (loss), as reported Net income (loss), as adjusted

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 6 and $496 related to the three months ended March 31, 2012. The correction of this error resulted in no impact to the reported results for the annual 2012 period. In assessing whether this error was material, the Company noted the error had no impact on the Company’s key performance indicators, did not affect debt covenant or incentive compensation calculations, and the Company believed this error was not important to investors. Attached as Exhibit I, are the transcripts (or talking script when the transcript was unavailable) from the Company’s quarterly investor calls since 2012. The Company never presented income tax expense nor did any investor ask about income tax expense. As a result of the Company’s complex tax structure, the Company’s effective tax rate is not easily predictable, and at times, lacks a logical link to the financial statements as a whole due to the complexity of the tax structure (i.e. tax expense on a pre-tax loss). This is especially apparent when analyzing the effective tax rate on a quarterly basis. Accordingly, there was no impact on the trend of earnings as seen in the graph below. The Company disclosed the accounting correction in the notes to the interim financial information as well as in Management’s Discussion and Analysis to provide full transparency to the users of the financial statements. During the fourth quarter of 2012, the Company corrected an error in the calculation of the valuation allowance required for deferred tax assets, resulting in an increase to income tax expense (increasing net loss and accumulated deficit) of $2,100, of which $1,900 and $200 related to 2011 and 2010, respectively. This accounting correction resulted in an understatement of net loss of $2,100, or 11.6% of 2012’s net loss of $18,174 for the year. In assessing whether (15,000) (10,000) (5,000) - 5,000 10,000 15,000 Q1 Q2 Q3 Deferred Tax Error Net income (loss), as reported Net income (loss), as adjusted

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 7 this error was material, the Company noted the error had no impact on the Company’s key performance indicators, did not affect debt covenant or incentive compensation calculations, and the Company believed this error was not important to investors. Attached as Exhibit I, are the transcripts (or talking script when the transcript was unavailable) from the Company’s quarterly investor calls since 2012. The Company never presented income tax expense nor did any investor ask about income tax expense. As noted above, the Company’s effective tax rate is not easily predictable, and at times, lacks a logical link to the financial statements as a whole due to the complexity of the tax structure. Accordingly, there was no impact to the trend of earnings as seen in the graph below. The Company did disclose the accounting correction in the notes to the interim financial information and consolidated financial statements as well as in Management’s Discussion and Analysis to provide full transparency to the users of the financial statements. In terms of assessing the impact to the Company’s previously issued financial statements, the Company noted the largest dollar impact was $1,900 and the largest percentage impact was less than 4%. Also, the net impact to the 2012 annual period, when combining this error with the capitalized interest error was to increase net loss by $791 or 4.4%. In addition to the quantitative assessment, the Company reviewed the qualitative factors outlined in SEC SAB Topic 1M, and noted the following: (60,000) (50,000) (40,000) (30,000) (20,000) (10,000) - 2012 2011 2010 Valuation Allowance Error Net income (loss), as reported Net income (loss), as adjusted

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 8 • None of the accounting errors arose from an estimate. Each of the accounting errors made in 2012 were capable of precise measurement. • The accounting errors do not mask a change in earnings or other trends. The errors did not impact the Company’s key performance indicators utilized by Management and the Board in measuring performance, and they did not impact any trends in earnings. • The accounting errors have no impact on the Company’s segments. • There is no impact on the Company's compliance with regulatory requirements. As a result of the accounting errors related to income taxes, the Company did disclose a material weakness in its accounting for income taxes in its third quarterly report for 2012 filed on form 10-Q and its annual report filed on form 10-K for the period ended December 31, 2012. The Company is still in the process of remediating this material weakness. • The Company considered potential impacts of the accounting errors on compliance with debt covenants and other contractual requirements. The Company’s debt covenants are primarily calculated using the Company’s Adjusted EBITDA and Net Debt. As such, this misstatement had no impact on the Company's compliance with loan covenants. • As previously noted, the Company’s incentive compensation targets are based on Adjusted EBITDA. As these errors had no impact on the Company’s calculation of Adjusted EBITDA, there was no impact to incentive compensation. • The accounting errors did not involve the concealment of or relate to an unlawful transaction. The transactions that gave rise to these errors were not purposeful and there is no known intent or motivation for any concealment. After giving consideration to the quantitative and qualitative factors noted above, the Company concluded the accounting corrections and errors individually and in the aggregate are immaterial to the Company’s quarterly and annual consolidated financial statements taken as a whole for the fiscal period ended December 31, 2012 and for it’s previously issued consolidated financial statements. During the second quarter of 2013, the Company corrected an error related to its use of the percentage of completion method of accounting to recognize revenues and associated costs as work progresses for certain contracts. The Company determined that certain projects, for which production occurred in the first quarter of 2013, did not meet the thresholds established to recognize revenue and costs in accordance with ASC 605-35 and recorded an entry that decreased Net sales and Cost of sales (increasing net loss and accumulated deficit) $5,776 and

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 9 $4,340, respectively, to correct the effects of this error, reversing what had been incorrectly recorded in the first quarter. This accounting correction resulted in an understatement of net loss of $1,077, net of tax, or 9.5% of the quarterly loss during the first quarter of 2013 and an overstatement of net loss of $1,077, net of tax, or 8.0% of the quarterly loss during the second quarter of 2013. This accounting correction did have an impact on the Company’s reported adjusted EBITDA for the first and second quarter of 2013. The largest percentage impact to Adjusted EBITDA was 4.4% in the first quarter of 2013. The Company disclosed the accounting correction in the notes to the interim financial statements as well as in Management’s Discussion and Analysis to provide full transparency to the users of the financial statements. The correction of this error had no impact on the results of operations of the full year in 2013 (see Schedule II). In addition to the quantitative assessment, the Company reviewed the qualitative factors outlined in SEC Staff Accounting Bulletin Topic 1M, and noted the following: • None of the accounting errors arose from an estimate. The accounting error made in 2013 was capable of precise measurement. • The accounting error did not mask a change in earnings or other trends. The error had only a slight impact (less than 5%) on the Company’s key performance indicators utilized by Management and the Board in measuring performance and did not impact any trends in the business. • The accounting error had no impact on the Company’s segments. (14,000) (13,500) (13,000) (12,500) (12,000) (11,500) (11,000) (10,500) (10,000) Q1 Q2 Percentage of Completion Error Net income (loss), as reported Net income (loss), as adjusted

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 10 • There was no impact on the Company's compliance with regulatory requirements. • The Company considered potential impacts of the accounting errors on compliance with debt covenants and other contractual requirements. Whereas, the error did impact the calculation of Adjusted EBITDA, the Company had sufficient cushion in its compliance calculation that the impact of the correction did not violate any debt covenants. • As previously noted, the Company’s incentive compensation targets are based on Adjusted EBITDA. Whereas, the error did impact the calculation of Adjusted EBITDA, the impact of the correction had no impact to the cash payment of incentive compensation. • The accounting error did not involve the concealment of or relate to an unlawful transaction. The error that gave rise to these corrections was not purposeful and there is no known intent or motivation for any concealment. After giving consideration to the quantitative and qualitative factors noted above, the Company concluded the accounting correction and error individually and in the aggregate are immaterial to the Company’s quarterly consolidated financial statements taken as a whole for the first and second quarters of 2013. During the first quarter of 2014, the Company corrected its accounting related to certain prior period accounting entries which were not recorded in the proper functional currency. The Company corrected this error resulting in an increase to Other Comprehensive Loss of $3,351 during the first quarter of 2014 with no impact on net loss for any periods. In assessing whether this error was material, the Company noted the error had no impact on the Company’s key performance indicators, did not affect debt covenant or incentive compensation calculations, and the Company believed this error was not important to investors. Attached as Exhibit I, are the transcripts (or talking script when the transcript was unavailable) from the Company’s quarterly investor calls since 2012. The Company never presented comprehensive income nor did any investor ask about comprehensive income. The Company disclosed the accounting correction in its notes to interim financial information to provide full transparency to the users of the financial statements. In terms of assessing the impact to the Company’s previously issued financial statements, the Company analyzed the impact to the quarters of 2013 as they will continue to be presented during 2014 and included in our annual report for 2014. For the periods prior to 2013, the Company only analyzed the annual periods as the Company is no longer presenting those prior period quarters and did not believe the analysis was meaningful to any periods prior to 2013 other than the annual periods. The components of comprehensive income relate solely to

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 11 foreign currency translation and comprehensive income is not utilized by the Company, its Board, or its investors, as noted above (see Schedule III for the impact of the error to the respective periods). In addition to the quantitative assessment, the Company reviewed the qualitative factors outlined in SEC Staff Accounting Bulletin Topic 1M, and noted the following: • None of the accounting errors arose from an estimate. The accounting errors made were capable of precise measurement. • The accounting error did not mask a change in earnings or other trends. The error had no impact on the Company’s key performance indicators utilized by Management and the Board in measuring performance. • The accounting error had no impact on the Company’s segments • There is no impact on the Company's compliance with regulatory requirements. • The Company considered potential impacts of the accounting error on compliance with debt covenants and other contractual requirements. The error had no impact on debt covenant compliance • As previously noted, the Company’s incentive compensation targets are based on Adjusted EBITDA for which this adjustment had no impact. • The accounting error did not involve the concealment of or relate to an unlawful transaction. The transactions that gave rise to these errors were not purposeful and there is no known intent or motivation for any concealment. After giving consideration to the quantitative and qualitative factors noted above, the Company concluded the accounting corrections and errors individually and in the aggregate are immaterial to the Company’s quarterly consolidated financial statements taken as a whole for the fiscal quarter ended March 31, 2014 and for its previously issued consolidated financial statements. * * * * * * * * The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Melissa N. Rocha Senior Assistant Chief Accountant Securities and Exchange Commission August 12, 2014 Page 12 (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company appreciates the Staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 270-4713. Sincerely, /s/ Brian G. Block Brian G. Block, Senior Vice President and Chief Financial Officer

SCHEDULE I

	2012 Q1	2012 Q2	2012 Q3	2012 Q4	2012 YTD	2011	2010	2009	2008	2007
AS REPORTED										
Net sales	166,475	165,148	200,786	210,280	742,689	604,927	447,678	383,253	536,671	341,028
Gross profit	39,392	40,718	37,881	45,764	163,755	158,573	118,531	88,893	133,593	69,607
Operating income	17,616	13,205	4,192	10,182	45,195	57,009	41,354	26,053	61,201	14,527
Net income (loss)	8,710	(12,621)	(6,308)	(7,955)	(18,174)	(50,707)	(6,565)	4,086	11,682	(17,401)
Adjusted EBITDA (non-GAAP)	37,959	38,287	33,833	33,864	143,943	152,984	111,707	92,565	121,792	805,662
Net debt (non-GAAP)	584,029	606,068	867,003	872,537	872,537	580,941	460,249	326,197	360,599	346,340
Adjusted working capital (non-GAAP)	217,683	192,645	321,311	325,605	325,605	202,707	226,468	113,287	116,655	125,863
Free cash flow (non-GAAP)	(3,088)	(22,039)	(260,935)	(5,534)	(291,596)	(120,692)	(134,052)	34,402	(14,259)	(126,690)
REVERSE IMPACT of ERRORS on NET INCOME										
Capitalized interest	(1,309)	-	-	-	(1,309)	433	146	167	277	287
Deferred tax asset	496	2,304	(2,800)	-	-	-	-	-	-	-
Valuation allowance	-	-	-	2,100	2,100	(200)	(1,900)	-	-	-
TOTAL IMPACT to NET INCOME (LOSS)	(813)	2,304	(2,800)	2,100	791	233	(1,754)	167	277	287
IMPACT of ERRORS on NET INCOME										
Capitalized interest (1)	N/A	-	-	-	7.2%	-0.9%	-2.2%	4.1%	2.4%	-1.6%
Deferred tax asset	5.7%	-18.3%	44.4%	-	-	-	-	-	-	-
Valuation allowance (1)	-	-	-	N/A	-11.6%	0.4%	28.9%	-	-	-
TOTAL IMPACT to NET INCOME (LOSS)					-4.4%	-0.5%	26.7%	4.1%	2.4%	-1.6%
IMPACT of ERRORS on ADJUSTED EBITDA	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
IMPACT of ERRORS on NET SALES	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
IMPACT of ERRORS on NET DEBT	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
IMPACT of ERRORS on ADJUSTED WORKING CAPITAL	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
IMPACT of ERRORS on FREE CASH FLOW	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

(1) see reference to ASC 250-45-27 in our memo

SCHEDULE II 2013 Q1 Q2 Q3 Q4 YTD AS REPORTED Net sales 222,643 189,753 203,777 204,882 821,055 Gross profit 54,626 43,863 48,381 51,879 198,749 Operating income 18,306 8,003 11,727 13,382 51,418 Net income (loss) (11,369) (13,437) (644) (1,554) (27,004) Adjusted EBITDA (non-GAAP) 32,418 36,127 35,679 34,969 139,193 Net debt (non-GAAP) 871,991 889,306 855,982 845,320 845,320 Adjusted working capital (non-GAAP) 329,322 332,772 321,382 300,628 300,628 Free cash flow (non-GAAP) 546 (17,315) 33,324 10,662 27,217 REVERSE IMPACT of PoC ERRORS Net sales (5,776) 5,776 - - - Gross profit (1,436) 1,436 - - - Operating income (1,436) 1,436 - - - Net income (loss) (1,077) 1,077 - - - Adjusted EBITDA (non-GAAP) (1,436) 1,436 - - - IMPACT of ERRORS Net sales -2.6% 3.0% - - - Gross profit -2.6% 3.3% - - - Operating income -7.8% 17.9% - - - Net income (loss) 9.5% -8.0% - - - Adjusted EBITDA (non-GAAP) -4.4% 4.0% - - - Net debt (non-GAAP) 0.0% 0.0% - - - Adjusted working capital (non-GAAP) -0.3% 0.3% - - - Free cash flow (non-GAAP) 0.0% 0.0% - - -

SCHEDULE III 2014 2013 2012 YTD* Q1 Q2 Q3 Q4 YTD YTD AS REPORTED Comprehensive income (loss) (10,000) (12,120) (12,412) 1,226 2,348 (20,958) (4,554) Adjusted EBITDA (non-GAAP) 36,470 32,418 36,127 35,679 34,969 139,193 143,943 Net debt (non-GAAP) 833,011 871,991 889,306 855,982 845,320 845,320 872,537 Adjusted working capital (non-GAAP) 311,308 329,322 332,772 321,382 300,628 300,628 325,605 Free cash flow (non-GAAP) 12,309 546 (17,315) 33,324 10,662 27,217 (291,596) REVERSE IMPACT of ERROR Current accounting correction 3,352 729 (1,468) (616) (755) (2,110) (1,242) Previously identified corrections - (1,436) 1,436 - - - 230 TOTAL IMPACT of ERRORS 3,352 (707) (32) (616) (755) (2,110) (1,012) REVERSE IMPACT of ERROR Current accounting correction -33.5% -6.0% 11.8% -50.2% -32.2% 10.1% 27.3% Previously identified corrections 0.0% 11.8% -11.6% 0.0% 0.0% 0.0% -5.1% TOTAL IMPACT of ERRORS -33.5% 5.8% 0.3% -50.2% -32.2% 10.1% 22.2% IMPACT of ERRORS Adjusted EBITDA (non-GAAP) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% Net debt (non-GAAP) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% Adjusted working capital (non-GAAP) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% Free cash flow (non-GAAP) 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% * See reference to ASC 250-45-27 in our memo

May 22, 2012 WireCo 1Q 2012 - Earnings Script 3:00 PM EDT 1 Operator Script 1 2 Welcome to WireCo WorldGroup’s 2012 first quarter financial results conference call. Joining 3 us from the company today are Ira Glazer, Chief Executive Officer and President; Keith 4 McKinnish, Senior Vice President and Chief Financial Officer; and David Hornaday, Senior Vice 5 President and Chief Administrative Officer. 6 7 At this time, all participants are in a listen only mode. After management’s comments, the 8 call will be opened up for a question and answer session. 9 10 This conference call is being recorded today, May 22, 2012. A replay of the call will be 11 available by request. 12 13 At this time I would like to turn the call over to David Hornaday. Please go ahead. 14 15 David Hornaday - Intro 16 17 Thank you for joining us today. 18 19 Before we begin the formal remarks, We want to emphasize that some of the comments we 20 will be making today may contain “forward-looking statements” as defined by the Securities 21 and Exchange Commission. Such statements are those concerning, but not limited to, 22 contemplated transactions and strategic plans, expectations and objectives for future 23 operations. All statements, other than statements of historical facts, communicated during 24 this call may constitute forward-looking statements. Such statements are subject to a 25 number of risks and uncertainties, many of which are beyond our control. You are cautioned 26 that any such statements are not guarantees of future performance and actual results or 27 developments may differ materially from those projected in the forward-looking statements. 28 29 Also, we reference certain non-GAAP financial measures in the first quarter 2012 10-Q and on 30 this call. These non-GAAP measures are provided because management uses them in making 31 financial, operating and planning decisions, and in evaluating the company’s performance. 32 Certain investors also use these measures to evaluate our performance and liquidity against 33 certain debt covenant ratios. We believe these measures will assist you in assessing the 34 company’s underlying performance for the periods being reported. These non-GAAP measures 35 have limitations. Reconciliations between non-GAAP and GAAP financial measures are 36 contained in the first quarter 2012 10-Q. You may request a copy by accessing WireCo’s 37 website, www.wirecoworldgroup.com, under the Investor tab at the bottom of the home page. 38 39 On the call today Ira Glazer will start with a brief overview of our first quarter 2012 business 40 highlights, followed by Keith McKinnish, who will provide a detailed review of the financials. 41 Then Ira will provide the company’s closing remarks, after which we will hold a question and 42 answer session. 43 44 I will now turn the call over to Ira. 45 46 47

May 22, 2012 WireCo 1Q 2012 - Earnings Script 3:00 PM EDT 2 Ira Glazer, CEO Script 48 49 Thank you Dave and good afternoon to all participants on this call. 50 51 During the first quarter, we continued to work towards our strategic objectives for 2012, with 52 notable achievements in organic growth through global expansion and optimizing our global 53 assets through supply chain management. However, we experienced some challenges within 54 in the European crane market which led to a year-over-year decline in sales of our Casar 55 brand crane ropes which are a high margin product. We continued to see strong activity in 56 key end markets: 57 58 • Oil and gas sales increased $4.5 million in the first quarter over the same period of 59 2011 due the strong demand for drilling and exploration. Worldwide rig count 60 increased 7% over the levels of the first quarter of 2011. 61 • Mining sales were increased $1.4 million for the first three months of 2012 62 • Aftermarket crane sales in North America were very strong during the first quarter 63 • Excluding our Drumet sales, wire sales for the three months ending March 31, 2012 64 increased 16% or $3.9 million largely due to increasing market share and demand for 65 infrastructure projects in Mexico 66 67 In the first quarter, we leveraged our multi-tier branding strategy by selling our Oliveira brand 68 for the first time in new markets and increased our internal wire consumption rates following 69 our July 18, 2011 acquisition of Drumet. Our sales and gross profit margin, exclusive of our 70 recent acquisition, were lower due to decrease European crane rope sales. Our operating 71 costs increased primarily due to market inflation for petroleum-based raw materials and 72 increased utilities costs. Also, the effect of fluctuations in the value of the euro, peso and 73 zloty against the US dollar decreased our revenues and expenses when comparing to the first 74 quarter of 2012 with the same period of 2011. 75 76 Our organizational structure continues to evolve. To globalize our customer care function, we 77 established a European customer care group headquartered in Germany to support the 78 Eastern Hemisphere. We also have added engineering support functions in key market to 79 support expansion of our international sales efforts, including a European Head of 80 Engineering. 81 82 For the three months ended March 31, 2012, we recorded net sales of $166.5 million, an 83 increase of $27.7 million, or 20% over reported net sales of $138.7 million for the first 84 quarter of 2011. The proforma net sales for 2001 for the first quarter were $167.4 million. 85 Acquisition Adjusted EBITDA was $30.6 million compared to an Acquisition Adjusted EBITDA 86 of $32.3 million for the same period in 2011. 87 88 The China Joint Venture continues to incur net income losses and struggles with liquidity. 89 However, I pleased to report that during the first quarter, significant improvements were 90 made in the China JV as we have implemented the restructuring program aimed at reducing 91 operating cost and refocusing of the production plan to support a marketing effort targeting 92 specific wire and high end specialty ropes. In addition, China was operational cash flow 93 breakeven during the first quarter of 2012. WISCO, our partner, is funding additional capital 94

May 22, 2012 WireCo 1Q 2012 - Earnings Script 3:00 PM EDT 3 requirements by providing a 100 million Rmb loan as committed during my visit late in 2011. 95 Strategically, Asia continues to be a geographic location where WireCo must be successful to 96 achieve our long term goals. 97 98 With that, I will turn the call over to Keith, who will discuss the financial results for the first 99 quarter 2012. 100 101 Keith McKinnish, Chief Financial Officer 102 103 Thank you, Ira, and good afternoon to you all. 104 105 Our financial results for the first quarter of 2012 continue to demonstrate our success in the 106 execution of our strategic objectives including: 107 108 • execution of our acquisition strategy and related synergy realization, 109 • continuing our price discipline and prudent cost control, 110 • enhancing our market penetration by investing in our global sales force and branding 111 strategy. 112 113 Net sales for the first quarter of 2012 were $166.5 million, growing $27.8 million, or 20.0 114 percent, over the first quarter of 2011. Of the increase, $20 million was attributable to our 115 acquisition of Drumet on July 18, 2011. In addition, wire ropes sales increased $5.1 million 116 supported by the strong sales into the oil & gas, mining and aftermarket crane sales in North 117 America. 118 119 Cost of sales for the 2012 first quarter was $127.1 million, up $25.0 million, or 24.5 percent, 120 compared to the same period in 2011. The cost of sales increase was primarily due to 121 increased sales volumes and increases in the cost of raw materials of petroleum based 122 products and utilities rate increases. 123 124 Gross profit for the first quarter increased $2.8 million but the gross margin decreased to 125 24% from 26% for the same period in 2011. 126 127 For the first quarter, total other operating expenses were $21.8 million, or 13.1 percent of 128 sales, compared to $22.2 million, or 16.0 percent of sales, in the first quarter of 2011. The 129 decrease in total operating expenses for 2011 was primarily related to a $1.0 million 130 reduction in administration expenses attributable to lower incentive compensation of $.8 131 million, share-based compensation of $.7million, the absence of acquisition cost included in 132 the first quarter of 2011 which were offset slightly by the addition of Drumet administrative 133 expenses. Selling expenses increased $.6 million related primarily to the inclusion of Drumet 134 expenses in the first quarter of 2012. 135 136 For the first quarter of 2012, operating income was $17.6 million, an increase of $3.2 million 137 or 18.2%. . 138 139 The company recognized a net income of $8.7 million for the quarter compared to net income 140 of $4.2 million for the same period last year. The improvement in earnings over the first 141

May 22, 2012 WireCo 1Q 2012 - Earnings Script 3:00 PM EDT 4 quarter of 2011 was primarily due a reduction in the loss associated with the China JV and 142 the gains in foreign currency. The loss on our investment and advances to the China JV 143 decreased $2.6 million for the quarter ending March 31, 2012. We discontinued applying the 144 equity method during the first quarter of 2012 because our investment in the China JV was 145 zero as of December 31, 2011. For the three months ended March 31, 2012, foreign 146 currency exchange gains were $8.1 million compared to gains of $6.6 million for the same 147 period 2011. These losses are primarily attributed to unrealized gains on the revaluation of 148 intercompany loans denominated in USD with our foreign subsidiaries. 149 150 For the three months ended March 31, 2011, proforma net sales, including Drumet, were 151 $166.5 million, declining $1.0 million or .6% from $167.5 million for the same period in 152 2011. Acquisition Adjusted EBITDA was $30.6 million for the first quarter of 2012, which also 153 includes the financial results of our Drumet acquisition. This represents a decline of 5.3% or 154 $1.7 million when compared to acquisition adjusted EBITDA of $32.3 million in the first 155 quarter of last year. 156 157 Now, I will turn to the cash flow. 158 159 For the three months ended March 31, 2011, the company generated cash of $10.0 million 160 from operating activities which is a 10% improvement when compared to the same period of 161 2011. Net investing cash outflows increased $3.0 million primarily due to capital 162 investments in our operating facilities. Capital expenditures totaled $7.1 million in Q1 2012 163 and $4.1 million for the three months ended in 2011. 164 We ended the quarter with total available liquidity of $85.9 million compared to $86.9 million 165 as of December 31, 2011. Our total long-term debt is $571.7 million which includes the 166 assumption of Drumet’s non-interest bearing debt with a face value of $25.7 million and 167 borrowings of $52.7 million on our revolving credit facilities. 168 With that, I will turn the call back over to Ira for some closing remarks. 169 170 Ira Glazer – Closing Remarks 171 172 Thank you Keith. 173 174 In closing, I would like to reiterate that we are off to a good start so far in 2012 and we fully 175 intend to build upon our position as the global leader in wire rope, synthetic rope, EMC and 176 specialized wire across all end markets and geographies in the months and years ahead. Our 177 foundational strategy has served us well and we will continue along this path to additional 178 growth in sales and earnings, free cash flow generation and increasing stockholder value. In 179 2012, we will push the “One WireCo” focus : 180 181 • One company 182 • One go to market approach 183 • One customer experience 184 185 I will now turn the call over to the Operator for a question and answer session. 186

May 22, 2012 WireCo 1Q 2012 - Earnings Script 3:00 PM EDT 5 187 Q&A 188 189 [Operator moderates question and answer session] 190 191 Operator 192 193 That concludes the question and answer session. I will now turn the call over to David 194 Hornaday for closing remarks. 195 196 David Hornaday Closing Remarks 197 198 Thank you for joining us this afternoon. For more information, please visit our website, 199 www.wirecoworldgroup.com. We look forward to speaking with you in the future. Have a great 200 day. 201

August 20, 2012 WireCo 2Q12 Earnings Script 9:00 AM EDT 1 Operator Script 1 2 Welcome to WireCo WorldGroup’s second quarter 2012 financial results conference call. 3 4 At this time, all participants are in a listen only mode. After management’s comments, the 5 call will be opened up for a question and answer session. 6 7 This conference call is being recorded today, Monday, August 20th, 2012. A replay of the call 8 will be available by request. 9 10 At this time I would like to turn the call over to Dave Hornaday. Please go ahead. 11 12 Dave Hornaday - Intro 13 14 Thank you for joining us today. 15 16 Before we begin the formal remarks, WireCo wants to emphasize that some of the comments 17 the company will be making today may contain “forward-looking statements” as defined by 18 the Securities and Exchange Commission. Such statements are those concerning, but not 19 limited to, contemplated transactions and strategic plans, expectations and objectives for 20 future operations. All statements, other than statements of historical facts, communicated 21 during this call may constitute forward-looking statements. Such statements are subject to a 22 number of risks and uncertainties, many of which are beyond our control. You are cautioned 23 that any such statements are not guarantees of future performance and actual results or 24 developments may differ materially from those projected in the forward-looking statements. 25 Please refer to our SEC filings on Form 10-K and Form 10-Q for a discussion of the risk 26 factors that could cause our actual results to differ materially from these forward –looking 27 statements. 28 29 Also, we reference certain non-GAAP financial measures in the second quarter 2012 10-Q 30 and on this call. These non-GAAP measures are provided because management uses them in 31 making financial, operating and planning decisions, and in evaluating the company’s 32 performance. We believe these measures will assist you in assessing the company’s 33 underlying performance for the periods being reported. These non-GAAP measures have 34 limitations. Reconciliations between non-GAAP and GAAP financial measures are contained in 35 the second quarter 2012 10-Q. You may request a copy by accessing WireCo’s website, 36 www.wirecoworldgroup.com, under the Investor tab at the bottom of the home page. 37 38 On the call today, Ira Glazer, our chief executive officer, will start with a brief overview of our 39 second quarter 2012 business highlights, followed by Keith McKinnish, our chief financial 40 officer, who will provide a detailed review of the financials. Ira will then provide the company’s 41 closing remarks, after which we will hold a question and answer session. 42 43 I will now turn the call over to Ira. 44 45 46

August 20, 2012 WireCo 2Q12 Earnings Script 9:00 AM EDT 2 Ira Glazer, Company Overview 47 48 Thank you Dave and good morning everyone. 49 50 Before I begin the discussion of our second quarter 2012 highlights, I would like to say a few 51 words about our recent acquisition of Lankhorst, which closed in July. 52 53 Lankhorst, manufactures value-added synthetic rope and recycled plastic injected molded 54 products marketed under the Euronete and Lankhorst brands. With the acquisition, we have 55 increased our presence in emerging markets, primarily Brazil and the Pacific Rim, and 56 enhanced our growth profile with higher penetration in fishing, marine, offshore and oil and 57 gas markets, the fastest growing end markets. The acquisition significantly diversifies our 58 business mix by product, geography, and end market. With this acquisition, we become one 59 of the largest, most diverse producers of steel and synthetic lifting products in the world. 60 61 In addition to serving as a complement to our current product lines, Lankhorst further 62 enhances our global manufacturing footprint, operating 11 manufacturing facilities with a 63 capacity to produce approximately 100,000 tons of rope and engineered products. With the 64 addition of Lankhorst, we now have 25 manufacturing facilities, 22 distribution centers and 65 sales offices worldwide serving 122 countries with a global capacity of 408,000 tons of wire 66 and 330,000 tons of rope and engineered products. 67 68 The Lankhorst acquisition was a key step in our ongoing strategic goal to establish an 69 experienced, high quality, low cost global manufacturing base. In conjunction with our recent 70 acquisitions including Drumet in 2011, Oliveira in 2010, Phillystran in 2009, CASAR in 2007 71 and Aceros Camesa in 2005, we have further increased our position to have leading 72 capabilities in the production of wire and rope, both steel and synthetic products, in North 73 America, Asia, Europe and South America. We continue to position ourselves as a world 74 leader, further diversifying our end markets, geographic reaches, products, and 75 manufacturing base, bringing critical global mass to take our business to the next level. 76 77 Now I will turn to a review of the second quarter of 2012. 78 79 During the quarter, we leveraged our global manufacturing footprint, local distribution and 80 comprehensive product portfolio to drive both top- and bottom-line growth. 81 82 We reported a revenue increase of $19.7 million, or 14%, over the same quarter last year, of 83 which $20.8 million is attributable to our Polish subsidiary acquired during the second quarter 84 of 2011. Excluding the impact of additional sales from our Polish acquisition, we have been 85 able to achieve flat quarter-over-quarter revenue growth despite an $8.1 million negative 86 impact from foreign exchange rate fluctuations and the overall sluggish global economy. 87 Other factors impacting revenue are: 88 89 • Sales strength in the Western Hemisphere, with 13% growth in combined growth in 90 the Oilfield and Mining end markets 91 • Aftermarket crane emphasis paying off with 20% growth over Q2 2011 in North 92 America 93

August 20, 2012 WireCo 2Q12 Earnings Script 9:00 AM EDT 3 • Sales strength in fabricated products and structures, with a 7% growth over Q2 94 2011 95 • European economic situation continuing to present a challenge, specifically 96 affecting the crane rope end market 97 98 A critical component of our success in insulating our sales from the sluggish global economy 99 has been our sales diversity among geographies, products, end markets, and brands. Our 100 multi-tiered branding strategy has been further fortified with our recent acquisitions of 101 Lankhorst, Drumet and Oliveira. We believe our diverse product lines and strong brands have 102 enabled us to address all segments and price points in our end markets, and we intend to 103 leverage this strength as we continue our global growth. We have also built a strong 104 reputation on both service and quality. Our unmatched engineering and metallurgical 105 expertise provides our customers the highest level of support and further differentiates 106 WireCo from our competition. Our products are developed with high-performance and high-107 value standards, regardless of the price point, which establishes WireCo as a quality leader 108 among our customers. 109 110 We have been successful in our efforts to expand our international market presence. As I 111 stated earlier, due to our recent acquisitions, we are well positioned with production facilities 112 in North and South America, Asia and Europe. This enables better access to sell our products 113 into more markets all over the globe. 114 115 Also during the quarter, we reported a decline in adjusted “Proforma” EBITDA of -3% over the 116 second quarter of last year. The decline in EBITDA is attributable to the unfavorable market 117 conditions, specifically in Europe, and unfavorable foreign exchange rates. On a constant 118 currency basis, our adjusted ‘Proforma” EBITDA grew 3% over 2011. 119 120 In terms of our operations, there are a number of noteworthy achievements I would like to 121 highlight. 122 • The integration of Lankhorst has begun quickly and while not showing up in our 123 financial results as of yet, we expect it to have a material impact on our growth in 124 EBITDA 125 • WireCo has continued to increase the European internal wire consumption in Q2 and 126 maintaining 99.9% internal wire consumption in the rest of the world 127 • WireCo’s attention to quality has resulted in significant year over year decreases in 128 quality costs. Quality costs per ton have decreased 44% since 2009. 129 • WireCo continued to invest in our sales network along with adding world class 130 capability in engineering to make sure WireCo continues to be a leader in technology 131 within the lifting products arena 132 133 With that, I will turn the call over to Keith, who will discuss the financial results. 134 135 136 137 138 139 140

August 20, 2012 WireCo 2Q12 Earnings Script 9:00 AM EDT 4 Keith McKinnish, Recent Financial Performance 141 142 Thank you, Ira. 143 144 Our financial results for the second quarter and first half of 2012 were impacted by the 145 volatile markets in Europe and fluctuations of foreign currency exchange rates. Our net sales 146 increased $19.7 million, or 14%, during the three months ended June 30, 2012 as compared 147 to the same period in 2011. $20.8 million of the increase was generated from our Polish 148 subsidiary acquired on July 18, 2011. Foreign currency exchange rate fluctuations in the 149 euro and Mexican peso resulted in an $8.1 million decrease in our net sales. EMC sales 150 increased $3.2 million and wire rope and specialty wire sales increased $2.7 million. Gross 151 profit increased $2.0 million during the second quarter of this year, but gross margin 152 decreased to 25% compared to 27% for the same period in 2011. This decrease was driven 153 by product mix. Our Polish subsidiary has a higher percentage of wire and general purpose 154 rope sales, which have lower margins. 155 Other operating expenses increased $0.4 million, or 1%, for the three months ended June 30, 156 2012 compared to the same period of 2011. Overall, total other operating expenses declined 157 as a percentage of net sales from 19% for the second quarter of 2011 to 17% for the second 158 quarter of this year. 159 Our operating income for the three months ended June 30, 2012 was $13.2 million 160 compared to $11.5 million in the same period last year. 161 Our net loss of $12.6 million for the second quarter of 2012 compared to $11.1 million for 162 the second quarter of 2011 was impacted by other non-operating expense items. We 163 incurred increased foreign currency exchange losses of $9.7 million and increased interest 164 expense of $2.0 million. These increases were offset by no loss recognized on the 165 extinguishment of long-term debt and lower losses recognized related to our investment in the 166 China JV during the six months ended June 30, 2012. Beginning with the first quarter of 167 2012, we discontinued applying the equity method of accounting as our investment in the 168 China JV is valued at $0. 169 Acquisition Adjusted EBITDA was $31.9 million for the three months ended June 30, 2012, 170 compared to $33.0 million, which includes Drumet pro forma EBITDA of $3.3 million, for the 171 three months ended June 30, 2011. After the Drumet acquisition, we began producing more 172 wire for internal consumption rather than external sales. Foreign currency rate fluctuations 173 negatively impacted Adjusted EBITDA $2.1 million for the quarter. 174 Now, I will turn to the cash flow. 175 We generated cash of $2.5 million from operations for the six months ended June 30, 2012 176 primarily due to changes in working capital. Investing cash outflows increased $11.2 million 177 primarily due to a $9.4 million earnest deposit related to the Lankhorst acquisition, which was 178 applied to the purchase price at closing in July 2012. Cash flows provided by financing 179 activities decreased $7.5 million from prior period primarily due to the timing of debt 180 issuances. We issued debt to finance the Drumet acquisition in June 2011 and we issued 181 debt to finance the Lankhorst acquisition in July 2012. Our increase in borrowings under our 182

August 20, 2012 WireCo 2Q12 Earnings Script 9:00 AM EDT 5 revolving credit agreements during 2012 was offset by increased principal payments and an 183 installment payment related to the Drumet acquisition. 184 Our total available liquidity was $58.7 million at June 30, 2012. The subsequent refinancing 185 activity and closing of the Lankhorst acquisition significantly impacted our liquidity. On July 186 12, 2012, we entered into a new credit agreement providing us with a $335 million Term 187 Loan and revolving credit capacity of $145 million. We also issued $82.5 million of 11.75% 188 Senior Notes in a private placement. The net proceeds from these new debt issuances were 189 primarily used to fund the Lankhorst acquisition, refinance the existing debt assumed from 190 Lankhorst, extinguish our existing senior secured credit facilities and pay acquisition and debt 191 issuance costs. This financing transaction improved our liquidity position and extended our 192 maturity profile. We estimate that our available liquidity under the new revolving loan facility 193 plus cash on hand would have been $154.5 million as of June 30, 2012. Our total debt was 194 $612.2 million at June 30, 2012 compared to $887.1 million as of July 12, 2012. The 195 increase in our capitalization is necessary to support our business growth strategy in the 196 short-term. We intend to deleverage using cash flow from our existing operations and the 197 integration of Lankhorst. 198 With that, I will turn the call over to Ira for closing remarks. 199 200 Ira Glazer – Closing Remarks 201 202 Thank you, Keith. 203 204 Our highly diversified product mix, end markets and geographic presence differentiates us 205 from our competition and ensures our long-term viability in growth end markets. We have 206 continued to build on our strengths by adding incremental diversification to our business mix 207 through our acquisition strategy, as most recently demonstrated by Lankhorst and Drumet. 208 209 Looking ahead, we are focused on driving continued top- and bottom-line growth by 210 maximizing our brands’ performance and value, further increasing our presence in the 211 synthetics market, improving our market position in the offshore segment, and aggressively 212 pursuing international market share growth in cranes, oil and gas, and mining. In addition, we 213 will continue to prudently manage costs to achieve manufacturing efficiencies, improve 214 profitability and generate cash flow. 215 216 Our goal remains to have the number one market share in the industries we choose to 217 service, in the markets we choose to service, and to further build on our position as the global 218 leader in wire rope, synthetic rope, EMC and specialized wire across all end markets and 219 geographies. 220 221 Thank you for your continued support of WireCo. We will now turn the call over to the operator 222 to open the call for questions. 223 224 Q&A 225 226

August 20, 2012 WireCo 2Q12 Earnings Script 9:00 AM EDT 6 227 Dave Hornaday Closing Remarks 228 229 That concludes the call for today. Thank you for joining us. For more information, please visit 230 our website, www.wirecoworldgroup.com. We look forward to speaking with you in the future. 231 Have a great day. 232

November 19, 2012 WireCo 3Q12 Earnings Script 2:30 PM EDT 1 Operator Script 1 2 Welcome to WireCo WorldGroup’s third quarter 2012 financial results conference call. 3 4 At this time, all participants are in a listen only mode. After management’s comments, the 5 call will be opened up for a question and answer session. 6 7 This conference call is being recorded today, Tuesday, November 20, 2012. A replay of the 8 call will be available by request. 9 10 At this time I would like to turn the call over to Dave Hornaday. Please go ahead. 11 12 Dave Hornaday - Intro 13 14 Thank you for joining us today. 15 16 Before we begin the formal remarks, WireCo wants to emphasize that some of the comments 17 the company will be making today may contain “forward-looking statements” as defined by 18 the Securities and Exchange Commission. Such statements are those concerning, but not 19 limited to, contemplated transactions and strategic plans, expectations and objectives for 20 future operations. All statements, other than statements of historical facts, communicated 21 during this call may constitute forward-looking statements. Such statements are subject to a 22 number of risks and uncertainties, many of which are beyond our control. You are cautioned 23 that any such statements are not guarantees of future performance and actual results or 24 developments may differ materially from those projected in the forward-looking statements. 25 Please refer to our SEC filings on Form 10-K and Form 10-Q for a discussion of the risk 26 factors that could cause our actual results to differ materially from these forward –looking 27 statements. 28 29 Also, we reference certain non-GAAP financial measures in the third quarter 2012 10-Q and 30 on this call. These non-GAAP measures are provided because management uses them in 31 making financial, operating and planning decisions, and in evaluating the company’s 32 performance. We believe these measures will assist you in assessing the company’s 33 underlying performance for the periods being reported. These non-GAAP measures have 34 limitations. Reconciliations between non-GAAP and GAAP financial measures are contained in 35 the third quarter 2012 10-Q. You may request a copy by accessing WireCo’s website, 36 www.wirecoworldgroup.com, under the Investor tab at the bottom of the home page. 37 38 On the call today, Ira Glazer, our chief executive officer, will start with a brief overview of our 39 third quarter 2012 business highlights, followed by Keith McKinnish, our chief financial 40 officer, who will provide a detailed review of the financials. Ira will then provide the company’s 41 closing remarks, after which we will hold a question and answer session. 42 43 I will now turn the call over to Ira. 44 45 46

November 19, 2012 WireCo 3Q12 Earnings Script 2:30 PM EDT 2 Ira Glazer, Company Overview 47 48 Thank you Dave and good afternoon everyone. 49 50 During the quarter, in constant currency and pro-forma for the acquisition of Lankhorst, we 51 were able to maintain flat performance vs. last year in the current tough economic 52 environment with sales of approximately $208 million, and EBITDA of $33 million. 53 54 We were able to rely on our diversification among product groups, end markets, and 55 geographies to overcome the European economic crisis with the following strengths: 56 57 - North American mining and crane segment strength more than compensated for the 58 depressed demand in the oil & gas market to achieve double-digit growth over 2011 59 - Continued investment in FSU-PM and Africa is paying off, with growth of 34% and 58%, 60 respectively, over Q3 2011. 61 - First year of production in Brazil is running smoothly and deliveries of the multi-year 62 $80 million Petrobras contract are underway - 63 - Engineered Products is having a record year in the offshore market, and overall has 64 increased sales 25% over Q3 2011. 65 - Cross-selling efforts of our tiered branding structure are continuing to make headway, 66 capturing significant opportunities in the Western Hemisphere 67 Our European business continues to struggle with the economic challenges resulting in a 68 quarter over quarter decline of 29%, with both volume and exchange rate contributing to the 69 loss equally. Despite the economic conditions in Europe, our significant global diversification 70 allowed us to maintain top and bottom line results compared to Q3 2011. We continue to 71 prudently flex our manufacturing cost in-line with market conditions to maximize margins. 72 Importantly, our variable cost structure affords us the ability to maintain expenses in-line with 73 the current manufacturing load thereby allowing us to maintain margins and generate cash in 74 difficult economic environments. This allowed us to generate $30 million in operating cash 75 flow during the quarter. 76 77 Additionally, I would like to provide an update of our recent acquisition of Lankhorst, which 78 closed in July. The acquisition has significantly expanded WireCo’s customer base and 79 product offering globally. Today, we believe we are the market leader of both steel and 80 synthetic rope products. And with Lankhorst, we have the opportunity to continue building on 81 the strengths of both organizations to create a powerful global organization capable of 82 achieving more growth than either could accomplish independently. 83 84 In the early stages of integration during the third quarter 2012, we have focused on the 85 integration of our sales force and the combined organization’s interface with the customer to 86 present one point of contact. 87 88

November 19, 2012 WireCo 3Q12 Earnings Script 2:30 PM EDT 3 These efforts are well underway. We have re-established the global management of our 89 industry sectors, product groups and regions. Each industry has a dedicated manager, while 90 leveraging the cross-functional responsibility of our regional sales teams globally. This has 91 allowed us to minimize overlaps in our market coverage, optimize existing customer 92 relationships, and provide vast opportunities for incremental sales growth. 93 94 To further extend our distribution base, in October we have acquired the remaining shares of 95 the Lankhorst Euronete Australia Joint Venture. This will serve as a home base for all 96 activities in the region, and allow WireCo to provide a level of service to our customers that 97 are second to none in the industry. 98 99 In addition, as we continue to focus on our core strengths in steel and synthetic rope lifting 100 products, we divested the yachting division of Lankhorst in November. Now, I will turn it over 101 to Keith to further review the third quarter of 2012 financial performance. 102 103 Keith McKinnish, Recent Financial Performance 104 105 Thank you, Ira. 106 107 Our financial results for the third quarter were impacted by acquisition activity, fluctuations of 108 foreign currency exchange rates and slow economic growth. Our net sales increased $37.0 109 million, or 23%, during the three months ended September 30, 2012 as compared to the 110 same period in 2011. The Lankhorst acquisition grew our net sales $46.1 million. This 111 acquisition driven increase was offset by foreign currency exchange rate fluctuations in the 112 euro, Mexican peso and Polish złoty that resulted in an $8.6 million decrease in our net sales. 113 After taking into account these factors, our third quarter 2012 sales performance was 114 relatively flat compared to the same period in 2011. Increases of $2.6 million in sales of our 115 specialty wire and fabricated products were offset by declines of $3.1 million in wire rope, 116 EMC and synthetic rope sales. 117 118 Although our sales volume increased, gross profit decreased $1.6 million during the third 119 quarter of this year primarily due to higher cost of sales related to a $6.8 million purchase 120 accounting adjustment. The step-up of Lankhorst inventory to fair value is amortized to Cost 121 of Sales over the average inventory turn. Another contributor to this decrease was a change 122 in product mix caused by lower sales of our higher margin crane and oilfield wire ropes. 123 Other operating expenses increased $9.2 million, or 38%, for the three months ended 124 September 30, 2012 compared to the three months ended September 30, 2011. This 125 increase includes $8.6 million of Lankhorst selling and administrative expenses since the 126 acquisition date and $3.5 million more in acquisition costs over the same period in 2011 127 driven by the increased complexity and size of Lankhorst compared to Drumet. Acquisition 128 costs were $4.5 million for the three months ended September 30, 2012 compared to $1.0 129 million for the three months ended September 30, 2011. Total other operating expenses 130 represented 17% of our sales for the third quarter of 2012 compared to 15% for the same 131 period in 2011. 132 133 Our operating income for the three months ended September 30, 2012 was $4.2 million 134 compared to $15.0 million in the same period last year. With regards to our non-operating 135

November 19, 2012 WireCo 3Q12 Earnings Script 2:30 PM EDT 4 expenses, we recorded $14.0 million in foreign currency exchange gains this quarter 136 compared to $13.5 million of foreign currency exchange losses in the same quarter last year. 137 These gains were offset by increased interest expense of $5.3 million on additional 138 indebtedness and a $2.4 million loss on debt extinguishment associated with our July 2012 139 financing. Beginning with the first quarter of 2012, we discontinued applying the equity 140 method of accounting as our investment in the China JV is valued at $0. We incurred $9.7 141 million of losses on our investment in the China JV during the three months ended September 142 30, 2011. 143 144 Our net loss was $6.3 million for the third quarter of 2012 compared to $20.9 million for the 145 third quarter of 2011. Acquisition Adjusted EBITDA was $32.5 million for the three months 146 ended September 30, 2012, compared to $35.4 million for the three months ended 147 September 30, 2011, which includes Lankhorst pre-acquisition EBITDA of $4.3 million. 148 Now, I will turn to the cash flow. 149 We generated cash of $11.3 million from operations for the nine months ended September 150 30, 2012 primarily due to changes in working capital. Investing cash outflows increased 151 $114.1 million primarily due to the purchase of Lankhorst for $169.2 million. In July 2011, 152 we purchased Drumet for $51.8 million. Cash flows provided by financing activities increased 153 $154.7 million from prior period primarily due to issuing $267.5 million more in outstanding 154 debt at face value. We received net proceeds of $194.9 million for the nine months ended 155 September 30, 2012 compared to $14.3 million for the nine months ended September 30, 156 2011. In 2012, these net proceeds were partly offset by a cash outflow of $14.1 million 157 related to the repurchase of certain management members’ stock to incentivize and retain 158 the management team as contemplated in a Stockholders’ Agreement and a cash outflow of 159 $9.4 million related to installment payments on the purchase of Drumet. 160 Our total available liquidity was $156.5 million at September 30, 2012. Of this amount, 161 $44.3 million was cash on hand and $112.2 million was available under our new Revolving 162 Loan Facility with a capacity of $145 million. Our total debt was $904.7 million at September 163 30, 2012 compared to $597.6 million as of December 31, 2011. We believe the acquisition 164 of Lankhorst will enhance our cash flows from operations with the synergistic opportunities, 165 relative low overhead and ability to expand margins that will permit us to deleverage. 166 167 Ira Glazer – Closing Remarks 168 169 Thank you, Keith. 170 171 With the current uncertainty in the global economic climate, our highly diversified product mix, 172 end markets and global geographic presence has allowed for us to manage the peaks and 173 valleys of the wide-array of end markets we serve. We have continued to build upon these 174 strengths with the integration of Lankhorst and addition of its complementary product 175 portfolio. 176 177 178 179 180

November 19, 2012 WireCo 3Q12 Earnings Script 2:30 PM EDT 5 181 Our objectives going forward remain the same: 182 183 • Defend our margins. We continue to focus our customers on the value proposition we 184 provide and will not trade volume for margin. In 2012, we have discontinued sales 185 into the upholstery and Mexico low carbon markets and sold the Yachting business, 186 which were very low margin businesses. 187 • Focus on continued top- and bottom-line growth by maximizing our brands’ 188 performance and value, 189 • Increase our presence in the synthetics market, improving our market position in the 190 offshore segment, and aggressively pursuing international market share growth in 191 cranes, oil and gas, fishing and mining. 192 • Maximize cash flow through management of expenses through economic cycles 193 194 Our goal remains to have the number one market share in the industries we choose to 195 service, in the markets we choose to service, and to further build on our position as the global 196 leader in wire rope, synthetic rope, EMC and specialized wire across all end markets and 197 geographies. 198 199 Thank you for your continued support of WireCo. We will now turn the call over to the operator 200 to open the call for questions. 201 202 Q&A 203 204 205 Dave Hornaday Closing Remarks 206 207 That concludes the call for today. Thank you for joining us. For more information, please visit 208 our website, www.wirecoworldgroup.com. We look forward to speaking with you in the future. 209 Have a great day. 210

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 1 WIRECO WORLD GROUP INC Moderator: Aimee Tilley May 20, 2013 8:30 a.m. ET Operator: Welcome to the WireCo WorldGroup First Quarter 2013 Financial Results Conference call. At this time all participants are in a listen-only mode. After management comments the call will be opened up for a question-and-answer session. This call is being recorded today. A replay of the call will be available through June the 20th, 2013. At this time I will like to turn the call over to Aimee Tilley. Please go ahead. Aimee Tilley: Thank you for joining us. Before we begin the formal remarks, we want to emphasize that some of the comments made today may contain forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended. Such statements are subject to a number of risks and uncertainties many of which are beyond our control. You are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Please refer to our recent SEC filing on Form 10K for a discussion of the risk factors. Also, we reference certain non- GAAP financial measures in the First Quarter 2013 10-Q and on this call. These non-GAAP measures are provided because management uses them in evaluating the Company’s performance and debt covenant calculations. Reconciliations between non-GAAP and GAAP financial measures are contained in the First Quarter 2013 10-Q. With us from the company today is Dr. Stephan Kessel, our Interim Chief Executive Officer. José Gramaxo, our Chief Commercial Officer. Eric

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 2 Bruder, our Chief Operations Officer and Brian Block, our Chief Financial Officer. With that I will now turn the call over to Dr. Kessel. Stephan Kessel: Thank you Aimee and good morning to everybody. Before I ask Brian to lead you through the (inaudible) financial performance, I wanted to briefly address the leadership changes. As we have (inaudible) -– announced end of last week, Chris Ayers will be joining WireCo WorldGroup as the President and CEO and he starts the -– actually July 8th which is the first week after the national holiday. Chris will also serve as a director on our parent company, so the Wire -– which is WireCo (inaudible) in Cayman. Chris is a, I think a very, very strong leader and he brings very relevant background to WireCo in manufacturing and complex (materials). He has a proven (inaudible) -– record of achieve -– of achieving excellence in performance and goals in the various entities he was working for and throughout his career, including most recently at Alcoa, he over -– he oversaw the company’s aluminium business. Chris has demonstrated an ability to achieve operational improvement (inaudible) a strong global team capable of creating market-leading products. Before he did the aluminium business, he was an engineer (inaudible) product at Alcoa and before that, as an (inaudible) counterpart and he showed the same pattern of growing profitably an organization even turning it around when needed. (inaudible) We all welcome Chris to WireCo and we look forward to working with him as WireCo enters into the next chapter of it’s (inaudible). So now Brian, I turn it over to you to discuss the First Quarter Financial Performance and the Outlook for 2013. Brian Block: Thanks Stefan and on behalf of the management team and everyone at WireCo we thank you for leading us over the past few months. We had a solid first quarter despite the challenging economic conditions. We saw improved margin performance in targeted end markets and benefits from the integration of a Lankhorst acquisition.

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 3 For the month ended March 31st (inaudible) March 31st, 2013 our actual net sales increased 56.2 million or 34 percent. On a proforma basis our net sales actually declined 8 million or four percent. Rope sales which included both steel and synthetic represented about 70 percent of our total consolidated sales for the first quarter of 2013, engineered products 13 percent and wire and yarns represented 17 percent of our first quarter sales. The following commentary on the net sales will be, really be focused on the pro forma financial figures and for comparability purposes. Our rope sales declined 12 million or seven percent due to market conditions in a few of our end markets but we did have some (inaudible) pockets of strength to offset the challenging conditions. The onshore oil and gas market experienced lower (recounts) driven by a decrease in North American -– decrease in drilling activity and lower natural gas prices. The North American rig count per Baker Hughes was 2,294 as of March 31st, 2013 compared to 240 -– 2,471 as of March 31st, 2012, a seven percent decline. The recount appears to be stable with most industry experts expecting a recovery in the second half of 2013 which in turn should improve our sales in this market. Offshore sales were very strong for the first quarter based upon the delivery of a large project and fulfillment of our contracted sales. Our contracted sales remains the highest it’s ever been in the history of the company however, for Q2 several shipments have been delayed to Q3 and Q4 so we will see a slight decline in the second quarter. The maritime market has remained stable despite challenging market conditions. We expect these conditions to continue but sales remain relatively stable. The mining industry has been very strong but we expect our performance (inaudible) to level off and remain flat given uncertainty in the market and pricing pressures.

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 4 Commercial construction and structure sales have remained stable as well, experience (inaudible) -– modest growth over prior-year and we expect this trend to continue for the remainder of the year. Fishing sales have been flat despite difficult conditions with pricing pressure, however we experienced a pickup in our order book and expect growth the remainder of this year. Turning over to engineered products, we had a very strong first quarter, increasing 11 million over the prior-year or 57 percent driven primarily by the strength in the offshore market as well as poultry and agricultural markets. We expect the growth to level off but do have a strong backlog and should see similar revenue levels for the remainder of the year. Our wire and year -– yarn sales declined 7 million due to the slowdown in Mexico infrastructure (inaudible) projects and also our decision to exit low margin businesses. On an actual basis, our consolidated gross margin increased from 24 percent for the three months ending March 31st, 2012 to 25 percent for the three months ending March 31st, 2013. We were able to improve our consolidated gross margins driven by realization of synergies from the integration of Lankhorst, cost management, more efficient production and the reduction of selected low-margin businesses as we discussed in the wire and yarns. Acquisition EBITDA was 37.6 million for the three months ending March 31st, 2013 compared to 38 million for the three months ending March 31st, 2012, which includes Lankhorst pre-acquisition adjusted EBITDA of 7.3. Acquisition to adjusted EBITDA as a percentage of pro forma sales increased from 16 percent for the first quarter of 2012 to 17 percent for the first quarter of 2013 reflecting the benefits of our integration efforts and our focus on enhancing our margin. This was despite an unfavorable change in or business mix. Sales of rope represented 72 percent of our sales for the -– for the first quarter of 2012 compared to 70 percent in the first quarter of 2013. Production of rope is more complex and more value-add, therefore has higher margins than our other products. As we have already commented, some of

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 5 our more value added rope applications were negatively impacted in the quarter as compared to 2012 due to primarily -– due primarily to trends on the offshore oil and gas -– the onshore oil and gas markets. Furthermore we were very pleased with the positive trend of our quarterly adjusted EBITDA performance. The average quarterly adjusted EBITDA performance for the second half of 2012 was 32.7 million compared to the first quarter of 2013’s adjusted EBITDA of 37.6 million. This represents a 15 percent growth. Now we’ll turn over to cash flow. We generated cash from operations of 12.1 million for the three months ending March 31st, 2013. Given the challenges of the current economic cycle, we have focused our attention on the cash flow management including working capital and higher return threshold on capital investments. Our total available liquidity was a hundred and thirty two point six million at March 31st, 2013. Of this amount 36.3 million was cash-on-hand, 96.3 million was available under our revolving credit facility. Our revolving credit facility has a maximum borrowing capacity of a hundred and forty five million. Although we were experiencing challenging market conditions, our business performance is stable and we expect it to continue to leverage through modest earnings growth, focused programs to reduce our overall working capital and prudent management of our capital spending programs. We expect cash from operations to continue to grow as we achieve the synergies of our recent acquisitions and the economy recovers. Will now turn the call over to the Operator to open up for questions. Operator: At this time if you will like to ask a question, press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. And your first question comes from the line of Brett Levy with Jefferies.

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 6 Brett Levy: Is the -– is the long-term leverage targets still four? And then you know, with all of the management changes, is there a kind of a change in sentiment towards continuing to make acquisitions or you know, I guess I’m just wondering if along with the management changes there’s been some strategy changes? Stephan Kessel: Yes. Stephan Kessel speaking. Maybe I’ll reply to that. Yes, clearly, we have a target to go below four (inaudible) it’s like to go towards four below five and in our leverage and we try to achieve this as soon as possible which gives you the indication that this, for today’s operations is our highest priority. Having said that, we have kind of stalled add-on acquisitions for I would say, at least two years. I would not see any target of ours which (would) (inaudible) realize earlier than that. We first wanted to go back to say, a more reasonable leverage and then revisit that discussion if at all but that’s -– that’s the clear change in (inaudible) Brett Levy: And then I think you know, previous management has also said that, you know the sponsor has been you know, very happy to own this company for as long as they need to and that they wouldn’t consider you know, sort of an exit strategy any time soon. Is that still sort of the thinking here? That you know an IPL is out of the question? It’s just you know, you have stock markets at record high levels and you know, I’m just wondering if there’s any change in thought on that front? Stephan Kessel: Again Stefan speaking. Of course I cannot speak for Paine & Partners, though I have been (inaudible) through them on the board of WireCo but one thing is very clear, there are no active preparations for any exit going on and there are no talks about it. If you ask my own opinion, I think we will -– we will deliver this year as a -– as a result as predicted, it’s a bit of a difficult year because the economy is not really supportive, at least not in the second quarter and later on it might pick up a little. We will in the meantime come up with a -– with a business plan towards the end of this year and then deliver next year’s budget and before this happens I do not expect that they will start exit discussions.

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 7 Brett Levy: All right and then... Male 1: ... Brett Levy: ... is there a revised capex guidance, is the first part of the question, for 2013... Male 2: ... Brett Levy: ... I’m sorry about that... Male 3: ... Brett Levy: ... and then... Male 4: ... Brett Levy: ... and then the other part of the question is you know, with Lankhorst and the other acquisitions, what is the remaining target number for synergies? Male 5: ... Eric Bruder: Stephan, this is... Male 6: ... Eric Bruder: ... Eric. Do you want me to take the capital question? Stephan Kessel: Yes please and synergies may be combined. Eric Bruder: Yes. Sure. This is Eric Bruder, Chief Operating Officer for WireCo but the revised capital budget is $30 million for the -– for 2013. That’s down from a forty three and a half million-dollar original budget. We plan in the second half of the year to do basically 9 million in Q3 and 9 million in Q4 which will bring us out of, just under $30 million. Brian, you want to talk about synergies or?

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 8 Brian Block: Yes. Brett, I’ll -– I’ll try and answer your question on the synergy front. Look, I think -– I think our -– I think, I’m not sure if we publicly announced it but I think there is still 10-plus million in unrealized synergies opportunity that haven’t rolled through the P&L and I think you can see that really in the first quarter trend. If you look at the first quarter, our margins have increased despite our highest -– our highest value-add segment, our end markets really being down as a percentage of the total, so if you look at that it’s -– it’s really, you’re starting to see it in the P&L and so there’s huge opportunity we think and you’ll start to see that comes through second, third, fourth quarter. Brett Levy: Thanks very much guys. I’ll get back in the queue. Brian Block: Yes. Male 7: Thanks Brian. Operator: In your next question comes from the line of Bob Franklin with Prudential Financial. Bob Franklin: Hi, first a math question and then a big picture question and I’ll ask them at the same time. On the math question, can you give us what your covenant -– what your leverage is by your math, for covenant purposes? And the big picture is, now that you’ve had a large growth spurt, are there any issues with respect to the assets that you’ve bought? Is everything working as you would expect it to? Are the systems both financial and production what you want them to be and if not, what do you do between now and getting it done? Thanks. Stephan Kessel: Brian Block will take part one of that and I’ll take -– Eric will take part two that question. Brian Block: Yes. Let me -– let me walk you through it. I think -– I actually don’t have our covenant calculation in front of me. As a -– simplistically, the way to look at it, if you look at our current net debt which is our -– it -– which is, it governs our covenants divided by kind of our last quarter annualized, we’re about 5.8 times leverage. That’s pretty close. I think it may be slightly more

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 9 favorable than that. I think it’s 5.7 or 5.8, somewhere right in that neighborhood by the strict definition of the covenants but I actually don’t have it in front of me. And then I’ll let Eric handle the second part of that question. Eric Bruder: Yes. That’s a complex question on part two but the answer is yes and no. We’ve -– have a -– have a loss energy opportunity still left there with regard to asset relocation and optimization. As far as the assets themselves, with what we’ve required, they are all functioning very well. We haven’t fully optimized our Polish facility yet and taken full advantage of the potential there. We’re up to about 70 percent, I think of that production potential. We haven’t fully optimized or taken advantage of the last 10 percent or so of our German acquisition and Brian alluded to already. The assets are running very well with our rationalization with the Lankhorst acquisition but there’s -– there’s still a lot of optimization, of over $10 million worth that Brian alluded to, to take advantage of there. But asset wise we’re modifying a small piece of our footprint. We’re optimizing it going forward but the assets in general are all running very well. Bob Franklin: OK and are there any financial systems issues? Eric Bruder: No. We have no issues whatsoever. Bob Franklin: OK. Thank you. Operator: And there are no questions at this time. I’ll turn the call over back to the leaders for a closing remark. Aimee Tilley: ... Male 7: ... Aimee Tilley: What did she say? Eric Bruder: Stephan, do you want -– do you want to wrap up or you want me to wrap up? Stefan Kessel. No. Look, I think we -– we’ve covered in short time, so I was (inaudible) on mute.

WIRECO WORLD GROUP INC Moderator: Aimee Tilley 05-20-13/8:30 a.m. ET Confirmation # 72256090 Page 10 We covered in very short time. I think the gist of what the performance is. I think we’re (going through) a very intense stage right now, not because of the management changes because that -– because of all the work to collaborate on the synergies and so far, all what I see happening is very positive and I think it’s -– it’s a really great company to work far and to (inaudible) and (inaudible) looking forward to (inaudible) enhance value in the next couple of months to come. With that, I think, may I -– may I -– may I turn to Aimee again back? Aimee Tilley: Thank you Dr. Kessel. That concludes the call for today. Thank you again for joining us. For more information please visit our Web site www.WireCoWorldGroup.com. We look forward to speaking with you in the future. Have a great day. Operator: This concludes today’s conference call. You may now disconnect. END

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 1 WIRECO WORLD GROUP INC Moderator: Chris Ayers August 15, 2013 4:00 p.m. CT Operator: Good afternoon, ladies and gentlemen. Welcome to the second quarter 2013 WireCo WorldGroup and Incorporated investor conference call. At this time, all participants are in a listen only mode. Later, we will be conducting a question and answer session. As a reminder, this conference is being recorded for replay purposes. I’d now like to turn the conference over to Mr. Keith Hyder, the principal accounting officer. Please proceed. Keith Hyder: Thank you. Welcome to WireCo WorldGroup second quarter 2013 investor conference call. I'm joined by Chris Ayers, president and chief executive officer, Brian Block, senior vice president and chief financial officer, Eric Bruder, executive vice president and chief operations officer and Jose Gramaxo, senior vice president and chief commercial officer. After comments by Chris and Brian, we will take your questions. Before we begin, I would like to remind you that today's discussion will contain forward looking statements related to future events and expectations. You can find factors that could cause the company's actual results to differ materially from these projections listed in our most recent SEC filing. In addition, we have included some non-GAAP financial measures in our discussion. Reconciliations to the most directly comparable GAAP financial

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 2 measures can be found on the appendix of today's presentation. Any referenced in our discussion – the EBITDA means adjusted EBITDA or acquisition adjusted EBITDA, for which we provided reconciliations in the appendix. Now, I'll turn the call over to Mr. Chris Ayers. Chris Ayers: Thanks, Keith. Appreciate everybody being on the phone this afternoon. As you kind of look at our presentation on slide three, I thought it was important that we kind of establish a baseline for everybody about what our business looks like today. So I'm not sure how often people have seen this kind of break down. But as you think about WireCo, roughly three-fourth of our sales come out of our rope business. The specialty wire business today is representing about 15 percent of our sales. And then our engineer products organization represents about 12 percent. So under the rope business, you know, as we think about that, we break it down into, you know, two differ – two very different product offerings between steel and synthetic. Within specialty wire, you know, we are fortunate that we can vertically integrate with our specialty wire. But we also have an external sales component that we sell to. And then within engineer products, again, this is a bit of a unique business for us. But we think it makes a lot of sense because we're in a lot of the same end markets whether it's oil and gas or structural applications. But the products out of this business are, you know – are plastic injection molding products but again into the same end market. When you think about rope, because it represent such a large portion of our business, we broken down the end markets for everybody, the six end markets that are listed below. And we will be talking about these end markets in more detail as we go into the presentation.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 3 But we break it down into oil and gas, commercial, industrial, mining, fishing, marine and structures. And I don't know how good the picture is for that structures in the lower right hand. But you know it's one of the iconic applications that we get involved in because that's a tower going up on the Freedom Tower where we've been able to apply the ropes for how they hold that structure up top. So with that, I'm going to turn it over to Brian. And he's going to take us through the financials for Q2. And then when he is finished, we will go back through kind of our view of the end markets as we move forward. Brian Block: Thanks, Chris. On page four, we've outlined the last four quarters in the LTM financials. The second quarter is where I'll focus my time on. The second quarter was obviously below our expectations. Revenues fell by 15 percent relative to Q1 with EBITDA falling about 18 percent resulting in about a 60 basis points decline in margin, resulting in 16.3 percent EBITDA margin. While substantial part of our expenses are surely variable, and you can see that it's not 100 percent and hence the decline in margin relative to the sale decline. Working capital increased 4 million. And the reduction in sales, our working capital as a percent of sales increased by over 200 basis points. Later in the presentation, Chris will dissect the working capital. This is an area where we think there is a lot of optimization, a lot of opportunity for creating value for all stakeholders. In the second and fourth quarter, the majority of our interest expense is paid. And so you guys can see that on a cash interest payments skyrocketing in Q2 and Q4 relative to Q1 and Q3 with an aggregation of about 75 million for the LTM period. The results of the income in a cash flow is an – increased our net leverage quarter over quarter to just north of six times. Again, this is something our management team is focused on and conscious of, something we're focused on reducing.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 4 Turning over to the next page on page five, now, I've walked you kind of through where we are in Q2. Let me bridge it relative to Q1. As Chris talked about, we really split our business into three key product areas, the rope, the engineer products and the wire. The rope business, which is what Chris said is 73 percent of our business year to date, was short relatively to Q1 in terms of margin by almost $6 million, all of which was principally – well, the majority of which was principally volume. That volume, which Chris will discuss further when he discuss the market trends, was predicated based on market declines. The engineer products division dropped 3.3 million relative it – in Q2 relative to Q1. And that performance is relating to delays in shipments. In those delays in shipments, we had an accounting change, which is a majority of that change recognizing revenue as a percentage of completion in Q1 and no longer in Q2. Our wire business was running relatively flat in Q1 versus Q2. And our G&A – our G&A initiatives created a positive variances relative to – in Q2 relative to Q1 for $3.2 million. And we believe these were – these levels are sustainable for our comp business. With that, I'll turn it back over to Chris to go through the markets. Chris Ayers: Thanks, Brian. If you go to page six, I thought it would be important to talk about some of the key initiatives that our employee in there were continuing to focus on. So when you think about the top two that are listed there, both leadership and sales growth, I kind of wrap these up into as we think about WireCo Wireco going forward being run as one company where we are centralizing some of the leadership that we have or the leadership structure that we have around the business. You'll certainly hear from me in the future. I certainly believe in a leadership style of accountability. And you're going to see a focus on that accountability in all areas of the organization.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 5 On the sale side, we had been rolling out a different brand strategy or I should say a more refined brand strategy as WireCo goes to the market. Hopefully, this is going to do a couple of things. It's going to, I think, bring us back to be a more customer focused company. And also I believe we have opportunities in the market that with this new brand strategy we're going to help clarify our position to our customers. And allow us to take advantage of those opportunities. As we move into the next section under cost reduction, I think we have a lot of opportunities for cost reductions. And really, when I think about cost reductions, it's every cost in the business from streamlining the operations and running our facilities more efficiently tomorrow than we do today all the way to discipline around, you know, our sales and G&A expenses. And I think as we move forward, we will be looking at those expenses from a return perspective. Are we getting the returns that we expect on the money that we're spending there and putting that discipline in place and continuing that discipline? And then as Brian touched on and we'll be going through in a little more detail, I think we have a lot of opportunities in cash generation. Our working capital sits at 40 percent right now. It is an opportunity recognized throughout the business that we have an opportunity to reduce that and the – not only in inventory but in the other components of working capital whether it's receivables or payables. If you move to page seven, just going into the end markets, on the roadside of things, so as for $190 million worth of sales in Q2, $146 million came from our rope business. Down below, we've listed out kind of the six markets that we work in in that business. Starting with oil and gas, we actually have a very positive outlook on that business. Even though rig count is down slightly, we think there are offshore projects that we did not enjoy in Q2 that we have – we have already experienced kicking off and that we're working on in Q3. You know we are sufficiently busy in that business right now that some of the factories that we

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 6 have in Europe that would typically be shot down during this part of the summer in Europe we have decided to keep open so that we can continue to get these projects out and to get a head start on what we see is a very active market there. Commercial and industrial – we are calling flat. I think both Europe and Asia is relatively soft right now. But in Q2, we did experience some issues in one of our factories as we changed over the ERP system. And as we changed ERP system over, it cause us some delivery issues with our customers. Now, we believe we've got that behind us at this point. And as we go into Q3, we should see strengthening in that market to help with the softness that we may be seeing in some of the other market. Mining – I think everybody understands that the overall mining business is down. Commodity prices are down. But I believe we have lots of opportunities when it comes to market share. This is one of the areas where we have a very strong underground mining presence in certain regions of the world like Australia. We had very strong topside mining presence in the U.S. And as we bring this under one leader and kind of go to the market together, I think we have an opportunity for a lot of growth in that business. So when I think about mining, I think we're going to be able to make some movement in market share. On a fishing side of the business, we're also calling this flat. One of our key markets this year has been blocked for fishing. Typically, out of our European facilities, we have shift into the fishing industry in (Moratenia). That has been blocked this season. So it has forced us. And I think we're going to look back on this as a big positive. It has forced us to go and approach the different markets around the world. Back in the U.S., back in South America, we will see – we will see stable performance in that business through market share penetration.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 7 On the marine side, certainly, with today's cargo rates, we actually see cargo going down, tons being shipped going down. So we see that business relatively flat and also on the structure side. And where I think we've got capability on the structure side of the business is that we've had a fairly strong presence in the U.S. I think now, with our global footprint, we do have opportunities in Europe that typically WireCo as we've traditionally thought of it has not been able to go compete in those markets because of needing a European presence. As we strengthen our presence there, then I believe we will have opportunity in those international markets to get on some of these government sponsored infrastructure projects. So if you look at the upper right hand corner, we've kind of broken some of the initiatives whether it's sales, cost reductions or cash generation. I talked about the fact that in Q3, we are seeing offshore projects pick up in pace. And I think we're going to continue to see that presence some of our facilities now. We have order books for the rest of the year. So we will be looking at what does it take to improve capacity in those regions of the world. Again, you're going to hear a recurring theme for me when it comes to cost reduction and cash generation. I believe we have opportunities in both of those areas in all cost components in the business and certainly with our working capital. On page eight, for wire and engineer products, the wire business basically looks flat to us from Q2 to Q3. We have seen – one of the places that we have been waiting is for some of the infrastructure projects in Mexico to kick off. The good news in Mexico is that the government infrastructure budget has now been approved. We would expect to see those projects, that budget being put into projects probably for us in the Q4 timeframe. But it's a good thing that the budget has been improved. Certainly, we've seen stability out of Europe.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 8 And I think, you know, our wire business – not only do we have potential for external sales. But we still are not 100 percent vertically integrated internally. So there still opportunities for our wire business internally. And I think we had been fairly successful at moving our wire business to the lower cost regions of the world whether it is helping to fill our facilities in Mexico or Poland. We've been successful at putting a transfer of those projects underway down there. Wire represented $31 million in sale. They're the 190 for Q2. On engineer products, we think this will strengthen up in Q3. Engineer products – one of their market is the offshore business. That in Q2, we certainly saw bit of a – a bit of a pause in that business. We see that kicking back off. Again, this is a business where new product development is very key for us. We've got several products that are out in the market now quite successfully. The good news with this business is we have a lot of runway on product development ongoing. One of the items that we have up there are – you know in the U.S. we call them crossties. In Europe, they call them slippers. But these are for the railroad business. These are a steel reinforced plastic mold injected crossties. That particularly in higher speed train and sharp curves, this is an application for this that is kind of perfect for what we try to do in our engineer products group. We want to be in the niche businesses where we can solve problems for people and create a market for ourself. I think this is a great application of that. Now, one of the other things that we've been able to do in that business is to successfully bring up our recycling facility that allows us to get a lower cost input of all material into the facility. So again, we expect to see this business picking up in Q3.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 9 As you move to slide nine, our working capital slide, this is an area where certainly we see opportunity. In the lower right hand corner, you'll see it sums up to a working capital, 40.3 percent. As we go around, inventory today is at $244 million. Certainly, we think there's opportunities in inventory not only in our finished goods, in our distribution but also inventory that's in our facilities. I think on the raw material side, we've done a pretty good job there. We need to – we need to hold on to the advantages that we've – that we've accomplished there and kind of drive that through the rest of the facilities. On (AR), you can see Q2 finished up at 82 days. We know there's opportunities. There's 12 days of opportunity just to get back to where we've been before. And we will continue to work that. (AP) – we've been successful at getting our accounts payable up to 51 days. We'll continue to – you know, to pressure our supply base, the – to get (AP) or continue with the (AP) days up there. But I don't think there's anybody on the leadership team here that believes 181 is the right – the right number of days for, you know, our cash conversion cycle. There are opportunities across a patch whether it's an inventory, whether it's in being a better steward of our receivables bound. But we know there's opportunities there. And we will certainly be working to take advantage of those opportunities and continue to progress through the business. So you know before I turn it over to questions – and hopefully, you've got a few questions for us – I think the initiatives that we've got launched are going to help us improve the business. We expect to see some top line growth. We expect with the way that we run the business, that that's going to drop into bottom line growth and appreciation of our earnings percentage, our margin enhancement. Certainly, there opportunities for cash generation whether through that earnings enhancement or through our working capital reductions as we drive those up put forward. And then I think it's important that that cash is used to

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 10 help the business whether it's through deleveraging or preparing our business for organic growth. And you know I think we have opportunities out there for both – for both organic and inorganic growth. And we want to make sure as a business we're prepared for those opportunities when they present themselves. So with that, I will turn it over for any questions. Operator: Thank you very much, sir. At this time, I would just like to quickly remind our participants if you would like to ask a question, would you please press star, then the number one on your telephone keypad. We'll pause for just a moment to compile the question and answer roster. Our first question comes from the line of David Holkavetski from Jeff Ruse. Your line is now open. David Holkavetski: Hey, guys. It's David Holkavetski from Jeff Russ. I – my first question relates to the new covenant package that is in place. I guess I was a little bit confused about, you know, why your maximum net leverage covenant was lowered from 6.25 to 3.5 times, you know, obviously versus your liquidity down some. I'm wondering is this – was this your initiative. Or was that on a – initiative from the banks? Brian Block: Yes. Hey, David. It's Brian Block. Let me – let me answer that for you. I think you have a little bit of a difference here. The – a 6.5 – the six times leverage covenant you're talking about is a total leverage (Coden). The 3.5 times is a net senior secured leverage covenant. So the two are little bit – a little bit different. David Holkavetski: Same as the – misread that. What was the previous covenant for the senior secured? Was there a previous covenant for senior secured leverage? Or is that replacing the total? Brian Block: There was not. David Holkavetski: There was not. OK. So this is in addition to or replacing? Brian Block: Replacing.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 11 David Holkavetski: Got it. OK. All right. That's helpful. And then, you know, based on, you know, some of these slides you guys are presenting here, you know, with that actually guiding to improving sales, is that essentially what you're suggesting here? I mean it seems like the majority of your business units you're saying are flat although a handful you're looking to a – see improvement in the Q3. Is that – you know, are you essentially saying that Q3 you anticipate improved revenue generation? Brian Block: We are not saying anything about future statements as we don't get forward looking guidance. David Holkavetski: OK. Then a – I will hop back in the queue. Thank you. Operator: At this time, ladies and gentlemen, as a quick reminder, if you'd like to ask a question, would you please press star, then the number one on your telephone keypad. Our next question comes from the line of Bob Franklin from Prudential Financial. Your line is now open. Bob Franklin: Thanks. Do you have a – an idea for what the right amount of leverage is on this company? Brian Block: What – Bob, I think new management team – I think we all recognize that six times is not where we want to be. I don't think I can give you a statistic that is the right number. I think it depends on where are in cycles. But I will tell you there's a conscious decision amongst this management team to recognize that we will generate cash in the leverage. Chris Ayers: Yes. I think, Bob, if I can – if I can (chip) in on that one. I think obviously you're going to see leverage ratios move up. As we are – have been doing acquisitions, I think what you will see out of a – out of a leadership team as we're moving forward is pushing to get our working capital at a level that we think is a lot closer to world class than it is today. And that we will be using the funds out of that to pay down our debt.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 12 So you know just like you would expect to see in any acquisition, you're going to – you're going to leverage up when you do that. And then, you know, you should have expectations that we're going to see that leverage ratio go down as a – as we start to generate the cash out of a – out of the acquisitions. Bob Franklin: OK. Well, you've made the acquisitions. So – but you make it ... Chris Ayers: Absolutely. We've made the acquisitions. And I was ... Bob Franklin: And we're seeing the leverage go up. So you're saying it's going to go up from here. Or we should start to see some improvement if you hit your targets. Chris Ayers: No. I think if we hit our targets, you're going to start to see improvement. Bob Franklin: OK. On the topic of targets, do you have any target you can share with us for how much cash you can get out of a working capital? Chris Ayers: Yes. You know, Bob, we – we're – we're going to try to stay away from giving guidance. You know I would say that, you know, from the working capital perspective, I think our total working capital today sits at $330 million. I don't think there is anybody uncomfortable around this table that says we can't get $30 million out of that number. Having just said that, people got uncomfortable around this table. But you know I think that's a – I think it's a – I think that's an opportunity for us. So I can't give you a timeframe on that yet. You know this business is very interesting because it has the distribution channel. And we had to be very careful as we are working to take inventory out of the system that we are not – that we are not interrupting those distribution channels. So it's not as straightforward as it would be in a typical business that is all made to order. But with that being said, you know, we've got the experience with the markets. And you know we believe we know what we can do. It's just a matter of getting arms around it and getting it down.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 13 Bob Franklin: OK. And can you – I want to know (Moratenia) if I tripped over it. What's going on there on the fishing business? Chris Ayers: You know that makes two of us, Bob. I wouldn't know if it trips over as – let me – let me give a shot at it. And maybe Brian can pitch in but ... Male: Because he's on through. Chris Ayers: ... and just stays on the line. So maybe I'll – I'll talk for a second just so (you) can give us a little more detail. But (Moratenia) is a – is an area the world where we had shift into the fishing market out of our facilities in Portugal. And there has been a ban on fishing in that market. So what has resulted is that the fleets have basically not been able to go out in the fish there. They've had to relocate. As such, what has been a very – a very solid business for us typically – you know that fleet has moved on. And it has forced us to have to do the same thing, you know, to go look in other regions of the world. So with that being said, Jose, I don't know if you want to add to that comment. Jose Gramaxo: Course here – you (spent) frankly – or what's something there was a ban and its momentary opinion. And he's trying to get an agreement with the (Moratenian) authorities for fishing. And he's – more than 100 vessels has been fishing there over the last two years. And this has us very – touching our sales over the last year. But to – we hope that the (Moratenian) grounds will be open again next year. Everything says that the agreements will be established with the (Moratenian) authorities because even the (Moratenian) authorities need this business, (which) – the right income to the country. Bob Franklin: OK. And if you got a – presumably, if you're not selling in other parts of the world other people have been, so what's it take to compete in other parts of the world?

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 14 Chris Ayers: You know from my perspective, you just taken – actually add in. You know one of the things it takes is getting back in, you know, being a customer centric company and getting back in and talking to those customers and understanding their needs and, you know, how our business suits those needs. You know in some of those specific markets where we have all the equipment necessary, there are others where, you know, it may require some capital investment. But largely, it is us being focused on some of those other markets. Brian Block: Yes. And look. I'll just add one thing to that is, you know, that the – that business was historically both from acquisition through the (laying) course and all of their acquisitions, which were relatively small market opportunities with the WireCo footprint and the distribution network to take those assets and those manufactured tons. You can put it through the WireCo distribution network and expand those sales. Bob Franklin: OK. And let me see. I sort of blinked when you're telling about the oil and gas industry. You mind telling us where you seeing the strength there if ... Chris Ayers: That the strength there is relative to – so you know as we've talked about the markets relative to Q2, in Q2, we did not enjoy the offshore projects that we typically have working in our facilities. These are – these are large offshore projects, the platforms as they go out, the mooring ropes ... Male: Anchor (launch). Chris Ayers: ... and anchor lines for those. So in Q2, we do not have those projects. But let me say it. We had the projects. But the start dates of them had been postponed. So now that we're into Q3, they're very active so much so that we've had to keep some of our facilities open that we would traditionally have had on vacation in the month of August in Europe. So we've had those facilities up and operating as an attempt to get those projects, you know, on a schedule that we feel comfortable with. So for us, that's very good news.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 15 Brian Block: Yes. And, (Bob), we put out – there was a press release during the second quarter, I think, that we have in terms of contractual revenue nearly $100 million in the offshore division. So you guys can take a – I'll (read) to that. Bob Franklin: OK. Terrific. For what it's worth, I own a – and (Sket) – how long you've had your (bronze) outstanding. But it's probably one of the best calls I've heard so far even though the numbers are weak. So I wish you the best. Thanks Chris Ayers: Thanks. Operator: Our next question comes from the line of David Schmookler from Kingsland Capital. Your line is now open. David Schmookler: Hi there. Just echo that last comment at least in terms of the presentation that you provided with – we appreciate this kind of stuff on a go forward basis. And the other – the questions I have, you know, just back from the free cash flow – you guys have talk now for some time, I think, in terms of focusing on working capital to generate the cash flow. But you know obviously we're not there yet. I mean just looking back historically as the company, seems like really the only, you know, positive free cash flow year has been kind of '09 when revenue unit down were down 30 percent. And I kind of would have expected the same kind of thing in terms of liquidation working capital given the trends in the second quarter but hasn't happened. Is there is – been something that's changed in kind of it? The latest common has been run given the – given the acquisition for last couple of years that, you know, maybe some of the exchange in your ability to kind of – to improve the working capital trends. And maybe somebody understands some of the initiatives that you guys have specifically, you know, around the inventory going forward. Chris Ayers: Well, I would say that the acquisitions haven't done anything other than, you know, it – it's a bigger footprint. And it makes is a little more complex when

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 16 you think about we are now, I think, a better vertically integrated company because of our production of wire both in Mexico and Poland, which have come – you know, have come via acquisitions although they've – they've, you know – they've been for a while. I think you know as far as some of the initiatives go, a lot of this, I think, is bringing the visibility inside the organization that working capital is something that is preventing us from doing some of the things that we need to do. You know one of the things I present to the organization is the money we have tied up in inventory is money we could be spending on capital if we had – if we didn't have it tied up in inventory. So you know we spend a lot of time in the planning organization around the company trying to ensure that our plans represent the proper load in the shop that we need to meet our sales forecast and to reduce inventory at the same time. I will also tell you though that, you know, if a market turns down somewhat unexpectedly for us, it does take a little bit of time for us to react to it. Q2 at $190 million is not a level of sales that I think anybody at WireCo is particularly pleased with. And it's not a level of sales that we would have anticipated even in a month of June. So you know July certainly internally has shown to be a stronger month, something more along the lines of what we would have anticipated. So I think when you do have months like that, and when a portion of your sales come a distribution, I think you're always subject to that. You're going to have difficulties, you know, being very specific with the working capital reductions. That being said, it's not rocket science. You know that the load in a shop needs to be less today than what it has been to help us pull the inventory out. We want to make sure we're doing the right things, getting the right amount of inventory out. But on the – on the same – on the same, you know, chart number nine here, we've also got opportunity in accounts receivable. It's not just inventory. And

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 17 it's a – to me, it's the basic block in tackling that you would expect out of an organization. So I don't know – I don't know how to answer the question any clearer than that. We know what to do. We just need to get after it and get it done. I want to make sure though that as you reduce the load in the shops, that we're smart about it. You can reduce the load in the shops and not have the people out in time. We need to make sure we've got those two tied together. We're in the process of doing that. And you know we continue to look at it. It is a focus in the company. It's a huge opportunity for us. So it's absolutely going to – it's going to get some focus. I will tell you from an inventory perspective in Q3, I'm not sure yet you're going to see a big dent in our Q3 number. I think you'll see movement in accounts receivable. And I think you'll see accounts payable stay in line with where it is hopefully. But I think inventory is going to take probably into Q4 before you see us start to take a significant move in our inventory bucket. David Schmookler: Now, that – that's very helpful. One – last one. You guys have done (hopefully) meeting some acquisitions in each of the last three years. Given the focus on deleveraging, I guess the question is, A, are acquisitions off the table over the near term and then, B, at what level of leverage would you guys be comfortable to go out there and do another meaningful transaction. Chris Ayers: Yes. I – you know I'll answer that first question. I don't think acquisitions are off the table. I will tell you though that this is a time where we are very busy, I think, putting the systems in place. That you would expect right now for us to probably be a little bit behind on because of the pace of acquisitions. So this is an incredibly useful time at WireCo for us to get the systems in place either from how we face the customer in sales to how we run our business internally to the financial systems. I mean there is a tremendous amount of work that's being accomplished right now internally. And I think rightfully so.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 18 That being said, you know, we're not – we're not out actively looking on the outside. We don't see that there is those opportunity there. But if a right company came along, we would certainly be looking at it. And I think there is probably no black and white answer for your leverage question. It would depend on the opportunity and the, you know – our leadership teams look at how much cash we thought the opportunity could bring in a short term as to what leverage we'd be comfortable with. David Schmookler: Got it. OK. Thanks, guys. Chris Ayers: Thanks, David. Operator: Our next question comes from the line of David Holkavetski from Jeff Russ. Your line is now open. David Holkavetski: Thank you for taking the follow up. Just wanted to drill down a little bit more into your cost reduction, your efforts, I guess. Can you give us a little bit more clarity on how much you're looking to take out of cost because, I mean, you know I see things here like cost reduction initiatives and plans, internal supply increases and providing reduced cost but nothing any numbers. And you know as I look through your cash flow statement, you know, in the – in the LTM periods, it's – it's cash flow negative. And 2012 is cash flow negative as well. So if – I'm just trying to understand, you know, how are you going to bring any of costs in line with your – with your revenue opportunities. Eric Bruder: (Tuesday) – this Eric Bruder, the chief operating officer. Couple of things. We have scaled our factories back appropriately not just to sales level but to lower level too addressing inventory issues. That's been done on the western side of the Atlantic, Mexico and the U.S. where we not only reduced headcount. We've also went to short work hours. We've done that for this reason that is in certain areas. As business pops back up, we can react quickly to that by popping people back on four hours versus trying to go hire people after the – or rehire people after been laid off.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 19 We've also done that to the same type of tactic on the eastern side of the world just not as significant due to volume, some – for example, our Polish wire mill there is fully loaded. We're running about 8 percent over budget that mill feeding wire to a – to our specs of our operations on that side of the world. Chris Ayers: I think if you would also go back to, you know, slide five in a deck, I think when you look at the bridge from Q1 to Q2, one of the things that kind of jumps out of there is, you know, SG&A has gone down $3.2 million. You know those are around the series of actions that have been taken. It to me is interesting. When you look at this bridge, one of the things that you don't see in a place where the market was turning down – we see the impact in sales and in margin associated with that. But normally, in a down turning market, you would expect your cost to be a little bit chasing that down. By Q1 to Q2, that's not necessarily what we saw. So I think what that means is that we were able to get the cost reconciled with the – with the business level fairly quickly. What I would anticipate going forward with a – with a business level that as you look through the market segments that we talked about is relatively flat – we should be able to continue to drive cost out of the business, you know. And Eric talked about the labor side of it. There is also, you know, what we're doing with our suppliers on, you know, rod purchases. We are obviously a big buyer of rod. Certainly, for the wire market, we're the biggest buyer out there of rod using that leverage to see what we can do on a price of rod. I think also, you know, there has been some equipment purchased that is going to help give us a cost advantage of that, as that equipment comes online, you – kind of expectations you'd have around that. But I think in all of our factories, we have opportunity to take cost out. There's not one factory there I walked around that I didn't think there were opportunities there, you know.

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 20 And we will have a continuous improvement philosophy in this business. There will be expectations from top to bottom that we are reducing cost. And that those cost reductions are sustainable as we move forward. You're right. We've not quantified a bunch of that. And that has been intentional because we don't look to give guidance on now quarters. But certainly, we had expectations that the cost in the business will go down in a flat market. Certainly, we expect the cost to go down when and if the market turns back up. But we are – we're working hard to make sure that the cost we've got out are sustainable and that the opportunities we have going forward we continue to work on. David Holkavetski: OK, Chris. And then in terms of – in terms of your recent acquisitions, you know I guess maybe we'll just focus little bit on Drumet. Has that termed cash flow positive yet? Brian Block: Look. At all – I think we don't give specific level, entity level P&Ls or cash flow statements. David Holkavetski: OK. Thank you. Operator: At this time, ladies and gentlemen, as a quick reminder, if you'd like to ask a question, would you please press star, then the number one on your telephone keypad. Our next question comes from the line of James Holly from Halcyon. Your line is now open. James Holly: Hi. Quick question on a – your free cash flow and debt repayment targets. Do you have any thoughts on what facilities you'll be prioritizing for repayment? Would it be revolver or the Polish facility of coming – due next year or your higher cost facilities? Any sort of thought yet to sort of where you're going to be targeting? Brian Block: Look. I think at the time, we have excess cash. We'll make those investment decisions based on where the cash is located in a world as geography and the cost of that capital. But I will tell you as you can imagine, the revolver is the

WIRECO WORLD GROUP INC Moderator: Chris Ayers 08-15-13/4:00 p.m. CT Confirmation # 30514395 Page 21 first and foremost place we'll pay down because it gives us some liquidity and priority there. James Holly: OK. Great. And apologize if I missed this area. But I – on the previous call, you had given some for your CAPEX guidance, I think, around 30 million. Do you have any update to that? Chris Ayers: Yes. I would – the guidance of 30 million we still think is good. So we have those plans in place. And we are still – we still feel comfortable with that number. James Holly: OK. Great. Thank you. Operator: There are no further questions at this time. Chris Ayers: OK. Great. Appreciate everybody calling in and look forward to talking to you end of quarter. Thanks. Operator: Thank you, ladies and gentlemen. This concludes the conference call. You may now disconnect your audio line. END

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 1 WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) November 12, 2013 3:00 p.m. ET Operator: Good afternoon, ladies and gentlemen. Welcome to the Third Quarter 2013 WireCo WorldGroup Inc. Investors Conference Call. At this time, all participants are in listen only mode. Later we will conduct a question-and-answer session. As a reminder this conference is being recorded for replay purposes. I would now like to turn the conference over to Ms. Aimee Tilley, WireCo WorldGroup Corporate Communications. Please proceed. Aimee Tilley: Thank you. Welcome to the WireCo WorldGroup Third Quarter 2013 Investor Conference Call. I’m joined today by Chris Ayers, President and Chief Executive Officer; Brian Block, Senior Vice President and Chief Financial Officer; Eric Bruder, Chief Operations Officer; José Gramaxo, Chief Commercial Officer; and Keith Hyder, Principal Accounting Officer. After comments by management, we will take your questions. Before we begin, I would like to remind you that today's discussion will contain forward- looking statements related to future events and expectations. You can find factors that could cause the Company’s actual results to differ materially from these projections listed in our most recent SEC filings. In addition, we have included some non-GAAP financial measures in our discussion. Reconciliations to the most directly comparable GAAP financial measures can be found in the appendix of today's presentation. Any reference in our discussion today to EBITDA means, Adjusted EBITDA, or Acquisition djusted EBITDA for which we have provided reconciliations in the appendix.

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 2 Now I will turn the call over to Mr. Chris Ayers. Chris Ayers: Thanks Aimee. Good afternoon everyone and thanks for joining us on our conference call this afternoon as we discuss our Q3 results. Hopefully everybody has a presentation that we have put out on our website. I’m going to start off on slide three. I think it’s important, that as we start this conference call, to go through our product offerings and kind of refresh everybody about the products that WireCo offers. You will see on that slide that our business has three basic product offerings: rope, which represents 72 percent of our sales; wire at 16 percent of our sales; and then engineered products at 12 percent. If you look within the rope segment we break that down between steel and synthetic, so out of the 72 percent of rope sales, about three fourths of that is steel and one fourth of that is synthetic. Then down below, we’ve listed the six end markets that we sell into: oil and gas, commercial and industrial, mining, fishing, marine, and structures. As we go through the presentation, we will reference those six end markets. If you turn to slide four, it’s a quick summary of our Q3 performance. So relative to Q2, our revenue increased to $203.8 million up from basically $190 million in Q2. We did see what I thought was very good EBITDA growth and improved margins. So EBITDA itself is up $4.7 million and we saw just over 15 percent growth in our EBITDA versus Q2. So margins year-over-year went from 16.3 percent up to 17.5 percent. I’ll talk about this more in the presentation, but not only did we get the benefit of revenue but I also believe that the cost management initiatives that we have started during the quarter, are starting to pay dividends in our EBITDA dollars and our EBITDA percentage. As for the third bullet, our free cash flow of $33 million, we talked about this last quarter that we were going to be kicking off initiatives around the control of working capital. I believe we started to see those initiatives take hold and see the benefits of that. Working capital was reduced $12 million quarter-

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 3 over-quarter. And again I think the free cash flow of $33 million is very representative of a strong focus on cash in the quarter. The last bullet we will talk about as we go through the presentation is key management initiatives. We reviewed last quarter and I think we're starting to see some of these initiatives pay off. If you move to slide five, we talked about this a little bit in the previous slide. In the lower left-hand chart, as revenue grew quarter-over-quarter from $189 million to $204 million, EBITDA dollars went from $31 million up to $35.7 million. EBITDA as a percentage of sales increased from 16.3 percent to 17.5 percent. If you look at the lower right-hand chart, the point that we're trying to make with this chart is that the sales growth in our markets, whether it was rope, wire or engineered products, we saw volume growth. We also saw this mix in margin improvement during the course of the quarter. The other thing that I think that has been beneficial is that we were able to maintain our cost structure as the work increased to deliver the increased sales. So I think that’s a big reason for why we saw the increase in EBITDA percentage quarter-over- quarter and we saw the growth of $4.7 million on the difference between 189 and 204 of sales. So again, I think from a quarter-over-quarter perspective we delivered pretty significant EBITDA growth on that sales improvement. What you think about on slide number six is the free cash flow of $33 million. So again I think we're very pleased as a team with that cash flow. It goes to the focus that we have put on our business. We talk in terms of earnings. We talk in terms of cash. I think you see the focus there starting to pay off, $12 million dollars reduction in our working capital. You will notice as you go through some of the schedules that are in the back of the presentation that we did take a $3 million noncash impact from inventory optimization plans. I think it’s fair to say that during Q3 we began to implement an inventory optimization program. The program is really designed to look at the value of our inventory and to make sure that we have it correctly valued so that we can generate cash from the inventory. As a result

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 4 of this review, we recorded a charge of $2.79 million to adjust the inventory value to it’s net realizable value. So while our review is not complete, we're going to continue to monitor our inventories and look and see if there is other opportunities to maximize the return on this inventory. As you move to slide seven, you will see the details of our working capital reduction, overall down by $12 million. Specifically, if you look at the top two charts inventory and AR. We pulled $9 million out of inventory and reduced AR by $12 million. Both of those saw a reduction in the days. Inventory going from 150 down to 139 and accounts receivable from 82 to 71. So very pleased with our efforts in those two areas. I do think that we're starting to see the benefits of the accountability that we put in place around inventory and accounts receivable. I will tell you that as a leadership team though, we still believe there is opportunities in accounts payable, even though the balance reduced and also the days reduced. So we do have an opportunity in accounts payable and we will continue to work on that opportunity. On the lower right-hand chart, you can see the $12 million coming out of working capital. An overall 14 days reduction in working capital and our net working capital percentage changed from 40.3 percent in Q2 down to 39.1 percent in Q3. Slide eight walks you through a lot of data and certainly this is where I think to help everybody else out with the numbers. As I look at this chart in the top box under the income statement, I think it’s interesting to look at Q3 of ’13 in comparison to Q3 of ’12. You see fairly similar sales numbers, $204 million in 2012, $203.8 million in 2013. But what you see as an EBITDA percentage and EBITDA dollars are significantly different. So certainly I think you start to see some of the benefits of our cost control measures and also our focus on costs that we're seeing. If you look at it quarter-over-quarter, we saw 7 percent sales growth and 15.2 percent growth in EBITDA from Q2 to Q3. When you look at free cash flow, we generated $33 million of cash, had a $12 million reduction in adjusted working capital, and the working capital percentage reduced.

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 5 I also think you see a focus on our capital expenditures. We reduced capital expenditures from a quarterly rate in Q2 of $7 million down to $4 million in Q3. That’s been a very intentional focus on capital spending ensuring that as we're looking at capital projects we are looking at them in the perspective of are we getting a return on that investment and hopefully making wiser decisions about the capital that we're investing. Then, you will see that we made the cash interest payment that was necessary in Q3. From the balance sheet perspective, net debt was reduced by$33 million and as you would expect the leverage ratios adjust accordingly to that net debt coming down. As I think about Q3 and our operating performance, I still think we have opportunities. To me, one of the great bits of news about WireCo is that we have opportunities to continue our improvement. But I think Q3 was a first solid step towards that path of improvement. And I know that the leadership team feels very good about our working capital management and also we started to see the results of some of the cost control measures we're taking, so you know my review of Q3 is good and it’s a good solid first step on what is hopefully a long path of improvement. The next few slides are an update on our end markets. So I’m going to start with rope. You can see that our rope sales were up slightly from $146 million to $148, a 1.4 percent sales growth. That was driven primarily by the offshore oil and gas business. As I’ve talked about before I think our inventory control and also cost control were very helpful in ensuring that we saw the performance fall through out of our rope business. When I think about the six end markets that we're shipping into, oil and gas is relatively flat. I think over the past few quarters we have witnessed the rig count declining. Now as we're looking at that we see that rig count stabilizing and certainly it has been forecasted to be flat through 2014. On the commercial and industrial side of things, it’s really a couple of different markets. Europe and Asia during Q3 was fairly soft, but we did see some strength in the after market U.S. business and also in the former Soviet Union.

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 6 Mining is the one end market that we do see a bit of downside on. We all know that for a period of time commodity prices have been off significantly. We are starting to see the actual tons being produced out of the mines now dropping down against last year’s projections. This is going to impact our mining business but we are at the same time looking to pick up marketshare in that business, so that we can hopefully offset what’s going on with the down turn in the mining business. On the flip side, we’ve seen a lot of strength in the fishing business. In the last call, we talked about the Mauritania fishing ban that was in place that has now been lifted. We are beginning to see that market open back up and I think in our other markets we are continuing to see some improved performance in the fishing business. On the marine or maritime business, that has stayed fairly flat. Shipping is starting to get off a little bit on tons being shipped. And there have been low freight rates for quite some time in that industry but I think the things that we're doing around our brand strategy and really opening up the entire world market to that business will help. We're starting to see some strengths and some pick up in some markets that we have traditionally not enjoyed and I think that’s going to be a step for us taking some of the marketshare that’s available out there. Then structures are very specific projects. In Q3, we completed the structural ropes around The Freedom Tower. Within the company that was a project that certainly had a lot of pride in it. As we go forward, we see that business being relatively flat. We do hopefully think about opportunities in Europe as we move forward and establish our presence there in the structures business. As you change to slide ten, and we talk about the wire business, wire sales were up about $1.5 million for the quarter, 4.7 percent. We saw market conditions in Mexico improve slightly. This was not around infrastructure spending that had been released by the government. This was actually around rebuilding efforts related to tropical storms and hurricanes that have gone into Mexico in the past quarter.

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 7 Going forward in 2014, we believe we will see the infrastructure spend that has been approved by the Mexican government start to turn into projects and those projects be released and therefore generate the wire sales that we're looking for. At the same time, we think in Europe we will see a fairly flat performance relative to 2012. I will also say that one of the benefits that we continue to see in our wire business is as we manage our needs for wire into our internal supply chain. Currently if you think about our business, over 80 percent of our business is being sourced internally. That is up significantly from a year or two years ago as we have brought in the business from Lankhorst into our internal supply chain. That is going relatively successful and we are seeing the benefits of doing that. We will continue to do that as it makes sense to us from a capacity perspective and also as it makes sense to us from an income statement perspective. On slide 11, is our engineered products update. Significant sales increase from Q2 to Q3 going from $13 million in sales in Q2 back up to what is a more normal run rate for us of $23.6 million. Again a large part of that had to do with some of our steel market remaining strong where we shipped into the steel business on the storage side of things. We’ve been fortunate that we source some of our own raw materials from recycled material. We’ve seen quite an improvement in that side of the business. It was generating roughly 75 tons a week. We’ve seen that improve up north of 120 tons a week. So that is a significant improvement and it also helps us to manage our raw material costs within the business. This is a business that we also continue to invest in to increase the automation in the plastic injection process. In Q4, we look for better offshore results and our steel business to remain strong but some of our other business segments like poultry and some of the growth that we’ve seen in emerging markets are going to be somewhat mixed for the quarter. So when you think about our key initiatives, I think in Q3 although we did enjoy some sales growth, I don’t believe that has been a function yet of our

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 8 market brand strategy and being customer focused. I think we will continue to see that take hold as we move into 2014. I talked about the margin improvements, 120 basis points in EBITDA versus last quarter, 90 points versus last year. So again I feel very good about what we're doing with our operating performance and our SG&A discipline. And in cash generation: $33 million of free cash flow for the quarter, 11 days down in inventory, 11 days down in DSO. We are pretty pleased about that and think that hopefully that’s step one of a long process of getting working capital back to a level that we think represents an efficient use of our working capital. So look, that’s a brief summary of Q3 and how I think we performed during the quarter. I want to make sure that we have an opportunity to answer any of your questions. So I will ask the Operator to help us with beginning a Q&A session. Operator: At this time, if you would like to ask a question, press star then the number one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Again if you would like to ask a question, press star then the number one on your telephone keypad. Your first question comes from the line of Bob Franklin with Prudential Financial. Bob Franklin: Hi. I know you covered this generally but can you talk a little bit further about what further integration you think you can do with all the acquisitions and maybe how much more cost you can get out of that. Chris Ayers: I think on the integration side of things I talked to our team in two fronts. We talk about some of the acquisition synergies. I think we’ve been fairly good at identifying acquisition synergies and delivering on those synergies. When I think about integration though to me that’s a little bit of a longer process on how you integrate these acquisitions and truly get all of the value

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 9 out of them. When I think about some of our more recent acquisition, such as Lankhorst, we are still going back and forth on operating models on how we run a traditional WireCo facility to how Lankhorst ran their business. And I think there is integration things on both sides of it. Clearly they were a well run business when we took them over and there are things that we can learn from that. And also I think that we continue to be able to help with their side of things. During the course of this quarter for the first time, we took an opportunity to put one of our U.S. finance team members over into the European operations. I think that’s going to help us with integration efforts and being able to get those opportunities accelerated and certainly we’ve seen the benefits of that in the short term. So I do think that there is progress that we can still make. I also think there is opportunities when we go to market that we bring our entire portfolio when we're looking at an offshore platform and we're looking at crane ropes that may be available top side, mooring ropes that may be available on the anchoring side. In addition to the buoy system that we may be able to use out of our engineered products and the riser strikes that we may be able to put on. I think there is lots of opportunities when we go to our customer and present ourselves as one WireCo in the total sales number around that. Now Bob, I’m sure your question is around, Chris what I’m really looking for is exactly what’s the value of all of that. Bob Franklin: That was Part B but I actually wanted to hear what you said before and one of my questions is do you have customers where you’ve got three different salesmen sitting in the waiting room and they don’t know each other. Christopher L. Ayers: Well, Bob, I don’t believe we have customers that have three different salesmen that don’t know each other. One of the things that we do as a team that has helped us with this integration is that on a couple of Thursdays a month we dedicate, it’s suppose to be two hours, it ends up being more than that, but we have a world wide conference call where we dedicate time to our sales efforts around the world.

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 10 And it is an opportunity for our industry segment sales leaders to be on the phone talking about what’s going on with that business but it’s also an opportunity for the larger sales team to be listening about what’s going on so that we don’t have exactly what you're talking about. Now I have no doubt we’ve had it in our past at times. Sometimes that occurs right after you’ve acquired a company, but I think right now we're very focused on who the customer contacts are and they also know in the organization the different products that they should be offering. And I will tell you at times we do bring three salesmen because we're bringing in a salesman from the synthetic side. We’re bringing a salesman from the steel ropes side and in addition, somebody from engineered products because that’s the product portfolio that we can offer to that customer. So hopefully they're never in the situation where they don’t know each other. They are there together as part of a leadership team that is presenting different products to the customers. Bob Franklin: OK, well if you want to answer the second question, how much money you're going to get out of that, I’ll listen to that answer too. Christopher L. Ayers: Yes. I think the second part of that question Bob we may just look for the next question… Bob Franklin: Well, before you cut me off then, you mentioned you're expecting some Mexican projects to be released. Tell me again what you base that on and is there any timing there? Christopher L. Ayers: Well we base it on the fact that they had an infrastructure budget approved in Q2, late Q2, or early Q3 of ’13 and that budget releases funding for infrastructure spend in Mexico. That funding level needs to be translated into projects. And those projects as they are released end up being part of the PC Strand sales that we have out of our operations in Mexico. Bob Franklin: OK and then just what do you do for a living kind of question. You make steel beads for tires is that right?

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 11 Christopher L. Ayers: We do have a tire bead business, that is correct. Bob Franklin: OK and what kind of tires do those go into? Eric Bruder: All kinds of road tires. Bob Franklin: You talking about consumer automative or is it… Eric Bruder: Yes. Christopher L. Ayers: General automative, that’s exactly right. Just consumer automative. So when you think about the tire companies you’ll name them. Eric Bruder: Yes. Bob Franklin: OK. Great. Thank you. Christopher L. Ayers: Thank you. Appreciate the questions. Operator: Your next question comes from the line of Joe Stivaletti with Goldman Sachs. Joe Stivaletti: Good afternoon. I just had one follow up which was wondering if you could comment on your potential refinancings. You know how you are looking at that. What you know maybe just give us a little color on how you're thinking about that. Brian Block: Look, I think we are always mindful of the strength or the weakness in the capital markets. In this case obviously there is strength. But I think we continue to focus on the opportunity at hand, which is improving our business. That being said, we will be mindful of the ups and downs in the markets. Christopher L. Ayers: And I think Joe that you know when it comes to improving the business we don’t want to leave any stone unturned. So whether that’s improving the business internally with you name it, labor efficiency, material efficiency or whether it’s in the capital markets on how efficient our debt is we are open to those discussions and you know oftentimes pushing those efforts forward.

WIRECO WORLDGROUP INC. Moderator: (Aimee Tilley) 11-12-13/3:00 p.m. ET Confirmation # 94171602 Page 12 Joe Stivaletti: OK, that’s helpful. So back when you had some of your conference calls in the middle of the year, you had indicated that you expected to see some nice improvement in Q3 and Q4 year-over-year which obviously showed in Q3. I mean is that anything that you're prepared to update in terms of as you talked about the Q4? Or is it still? It sounds like that would still be the direction of things but I didn’t know if you were in a position where you could say anything more than that as it related to the fourth quarter. Christopher L. Ayers: Yes, Joe, you know we do not provide forward guidance so when it comes to our thoughts about Q4 you know largely we’ll leave it with the fact that we don’t give guidance. Joe Stivaletti: OK. All right, just checking. Thank you. Operator: There are no further questions at this time. I will now turn the call back over to our presenters for any closing remarks. Christopher L. Ayers: OK, I appreciate everybody being on the call. Hopefully everybody understands that certainly from our perspective we thought Q3 was a solid quarter in performance, but I think also from the leadership team’s perspective it’s step one on a long journey. We will continue to work to deliver on results as we move forward in the future. Appreciate everybody being on the call. Thanks. Operator: That concludes the call for today. Thank you for joining us. For more information please visit our website at www.wirecoworldgroup.com. We look forward to speaking with you in the future. Have a great day. END

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 1 WIRECO WORLDGROUP INC. Moderator: Keith Hyder March 5, 2014 12:00 p.m. ET Operator: Good afternoon ladies and gentlemen. Welcome to the Fourth Quarter 2013 WireCo WorldGroup Inc. Investor Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference to Mr. Keith Hyder, the Principal Accounting Officer. Please proceed. Keith Hyder: Thank you. Welcome to WireCo WorldGroup’s Fourth Quarter 2013 Investor Conference Call. I’m joined by Chris Ayers, President and Chief Executive Officer; Brian Block, Senior Vice-President and Chief Financial Officer; José Gramaxo, Senior Vice-President and Chief Commercial Officer; and Adrian Holt, Senior Vice-President and Chief Human Resources Officer. After comments by management, we will take your questions. Before we begin, I would like to remind you that today’s discussion will contain forward-looking statements related to future events and expectations. You can find factors that could cause the company’s actual results to differ materially from these projections listed in our most recent SEC filings. In addition, we have included some non-GAAP financial measures in our discussion. Reconciliations to the most directly comparable GAAP financial measures can be found in the appendix of today’s presentation. Any reference

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 2 to our discussion today to EBITDA means adjusted EBITDA or acquisition- adjusted EBITDA, for which we provided reconciliations in the appendix. Now, I’ll turn the call over to Mr. Chris Ayers. Chris Ayers: OK, Keith. Thank you. I want to start off by thanking everybody for joining us on the conference call today as we talk about our fourth quarter 2013 results. As we always start this conference call, I’d like to start with our third slide, which just gives a brief overview of our business. And I think as you look at this, and maybe compare to previous quarters, you will see rope still represents 75 percent of our sales, specialty wire 16 percent, and engineered products at 9 percent. One of the things that’s slightly different from previous quarters is the breakdown between steel and synthetic within the rope segment in the fourth quarter of 2013. We did see a very large move in our synthetic business as our offshore oil and gas business strengthened in the quarter. So this is up from previous quarters. But again, it’s a quick snapshot of our product offerings in the markets that we’re in. As you move to slide four, we start the presentation on how we performed in Q4. I think from my perspective, I saw Q4 as a very strong quarter for us. We did see our sales strengthening in Q4 at $205 million versus just up slightly from Q3 at $204 million. Certainly, we delivered earnings - $35 million in Q4 versus $33.9 million in Q4 of ’12 and margin improvement of 100 basis points. So when I think about the income side of the P&L statement, I think we had a very strong quarter. Some of the initiatives that we put in place through our leadership team, I think through ownership of the profit and loss statement, down into the organization, we’re starting to see those results pay off. When I think about cashflow for the quarter, we generated $10.7 million in free cash flow. Again, a strong cash quarter for us. And again, I think the

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 3 leadership and the things that we’re doing inside the organization with ownership of our working capital statements, ownership of receivables and payables, and inventory, we’re starting to see those benefits. If I look across the second half of 2013 and compare it to 2012, Acquisition Adjusted EBITDA of $70.7 million in ’13 versus $67.7 million in 2012. And again, that’s on sales that are slightly down from 2012. Free cash flow, again, $44 million in the second half of the year, compares to free cash flow of $15 million in 2012. So when I look at Q4, I look at the back half of the year, I think we see some definite momentum in how our business is performing. And then for the full year, you can kind of see the numbers there. Sales were down from $874 to $821 million. Acquisition Adjusted EBITDA is moved down from $143 to $139 million. But our reporting margin improvement is up 50 basis points. And obviously, our free cashflow is significantly different than we would see a year ago. If you move to slide five, I’ll just make a couple of comments, the charts down below just represent graphically what we’ve talked about. But in Q4, I think, we did see our markets kind of flat now from Q3 results from sustainability and consistency in the market. Certainly, we see that outlook improving as we move forward into 2014. We see that we got some strength in our markets right now. And again, as I look at the things we put in place in the second half of 2013 relative to ownership and generation of operational efficiency and cost management, clearly see that those statements are taking hold in the organization. And I think we see it very clearly in our results. If you look down on the lower left-hand chart, our Adjusted EBITDA is up from $33.9 to $35 million on sales that are slightly down from a year ago. Margins have gone from 16.1 percent up to 17.1 percent. And I think that’s very significant as we think about our business. And I think that plays back to

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 4 the efficiency that we have in the business and the cost management initiatives that we got in place. Second half of the year, the same types of charts, sales are down from $414 to $408 million. Earnings are up $3 million from $67.7 to $70.7 million. And again, that’s 100 basis points in earnings also from 16.3 percent to 17.3 percent. And then year-over-year, sales are down from $874 to $821 million. Significantly, that was driven by the first half of the year. But earnings from an EBITDA percentage is up 50 basis points from 16.5 percent to 17 percent. So again, I felt like the second half of 2013 has marked – you know, what is hopefully consistency in our performance and preparation for what we see as a market that’s improving. As you move to slide six and talk about cashflow, I think this is an area where we have seen tremendous improvement in the business. Free cashflow in Q4 was $10.7 million. And again, that’s with making the interest payments that are in due in the quarter of $29 million. The full year was $27 million. Second half of the year was $44 million of free cash flow. So I really think the ownership and the initiatives that we put in place around cashflow were starting to pay off for us. In Q4, we reduced working capital by $20.8 million. So again, I think, as the chart shows, you can see our net debt position and we just see some strength in this and our ability to control what’s going on with the balanced sheet, as well as what’s going on with our income statement. And I think that has a marked difference for WireCo. If you look at slide seven, these are the components of working capital. I mentioned them in the slide before, it came down $20.8 million in the quarter. We ended up with 36.7 percent as a percent of sales. You compare back to Q2 of ’13, that was at 40.3 percent. So we are seeing a marked improvement in working capital management.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 5 You can kind of look at the different components, whether it’s inventory being down, you know, roughly $7 million from third quarter, accounts receivable, which is a big item for us, being down $11 million and payables up slightly $2 million. So again, I think overall, you see the $20 million reduction of working capital. You can also see the days difference. So the initiatives that are going in place around our working capital management, I think, are paying dividends. And we’re seeing that on the cashflow statement. As you move to slide eight, , it’s got a lot of data on it, but I think it’s good for everybody on the call. I wanted to highlight Q4 of ’12 and Q4 of ’13. In a manufacturing business, Q4 is always a unique quarter because of the number of holidays and the days that the plants were shut down. When you think about this quarter with the costs that you have are still fixed but you have less operating days. So typically, when I think about Q4 of the year, I’d like to compare back historically, year-over-year. So I compared 2013, the Q4 sales are down about $6 million, profit is up $1.1 million, and we’re up a percentage point in EBITDA margin. So when I look at those measures, you know, I think we have a very good Q4. And again, it was good to see – as I bounced back to Q3 of ’13, some stability in sales, even strengthening in sales from Q3 to Q4. And as I mentioned before, we see the market improving for us as we move into 2014. And with that market improving, I would expect with the focus that we have and the accountability that we now have around the income statement and the accountability around cashflow, that we should see those -- that movement in sales, you know, relating to the profitability of the business. As I move to slide nine, I think it’s important to talk about our business a little bit in the markets that we’re in before we go into each market kind of separately. You know, WireCo specializes in delivering high-end products to our customers. There are some markets that we’re in that require the innovative

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 6 products that we’ve delivered. Those are the markets that we want to be in. Those are the markets that, through our research and development activities across all of our markets, we see as the true field that we want to be playing on. So when I think about some of the products that we’re offering, you know, on the rope side of the business, the high-end crane business, the offshore synthetic applications, I think that it’s very important that we’re in those fields because it relates to how we want to approach the business. Specialty wire, we’ve got a couple of fronts here. The internal side, we are fulfilling 80-plus percent of our internal wire needs, which I think is very important as we get into the higher end ropes that require specialty applications. The fact that we can make our own wire is nothing but helpful as we’re also producing that rope. And then when you think about engineered products, this is a market that we are in that is clearly helping to find solutions to our customer’s problems in that market and developing the products that do that. And I think as you look across all three products , you can kind of see the amount of recycled material that’s being used in those products. I thought that was important to highlight because this is an area where, as with our other businesses and our customers, we move to be a more sustainable business. It’s a very clear case where that move to sustainability also helps us in the cost control of the business. The fact that in rope we’re using upwards of 60 percent of recycled material, specialty wire, the same type number, and then engineering products, about 60 percent is recycled material, I think, helps us with cost control in the business and helps us as we look at our business from a sustainability perspective. As you move to slide 10, and we go through an update on the rope market, for the quarter, we saw 4 percent sales growth. Again, I think a lot of strength in the offshore oil and gas.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 7 The third comment, on fishing performance, I’ll talk a little bit of it down below, but we really have seen strengthening in that market, which is good for us. And then as I go through the markets down below, oil and gas, we think there’s basically, in 2014, going to be a flat rig count. But within that, we believe our offshore deep water mooring will continue to strengthen our position in that. I will also say, with natural gas prices, where we have seen them of late, that there certainly is a point where you would see rig count start to move up as natural gas prices have moved with the very cold winter that we’ve had. From an industrial and infrastructure perspective, we see that market basically flat. There are areas of strength. Some of that is in Asia and in the US. You know, we certainly are delivering into those markets. But we see that as a flat market going into ’14. Mining is a market where there is continued pressure on commodity prices. We’ve already seen the large capital spending in mining has been pulled back. I think we’ll continue to see some pressure on that market with those commodity prices at the level that they are. As I discussed earlier, fishing is a place where we have seen some real market strengthening. I think two-fold. One has been the fact that the fishing waters, we talked about off the coast of Africa in Mauritania have re-opened. Certainly, vessels are back in that area of fishing. And we’ve been able to supply them. But I also think that from a fishing perspective, when we saw some of the markets that we typically deliver in were closed, we were able to go around the world, and I think improved our presence in other markets and we continue to benefit from those activities. And one of them is in South America in the aquaculture market. We continue to see strengthening of our presence in that market. Maritime has basically been flat. I think we’re all aware of what’s going on with cargo and freight rates. Although we do see continued production of new ships, and I think that’s largely because the freight rates are putting pressure

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 8 on the ship owners, they need more economical ways to transport the freight. So we do see continued new ship builds, which helps with our maritime business. And then overall expectation is that structures is basically, maybe slightly improving year-over-year, but basically flat. We see that market that way. As I move to specialty wire, quarter-over-quarter, we saw a 3 percent sales growth improvement. And again, as I mentioned before, we are today producing about 80 percent of our internal wire needs. And I think we’ve got room to improve that. We obviously will continue to evaluate our internal supply. But we also want to supply to the external market. So a bit of that has an intentional differentiation between the two. There are areas in the market for wire that we do see, that gives us the impression that the market is going up in 2014. One in Europe, there’s been an increase in the furniture industry in Poland, where we are located in Europe with our wire mill. Mexico does expect increased GDP growth in 2014 compared to 2013. With that, there should be infrastructure projects. Those infrastructure projects lead into the wire business that we deliver into that market. And then we also believe that there’s going to be an increase in foreign investment in Mexico, you know, following what they are trying to do to make that market a little more open to that investment. As you move to the engineered products, on slide 12, you can see our sales. Our sales in engineering products are down – I guess you can see that they’re very project-related. When we have large offshore projects that are being delivered, you can see the high sales associated with those. And then in the other quarter, sometimes you see underlying business. But also on those quarters, we are producing for future quarter sales for these offshore projects. I’ll talk a little bit about the recycled raw materials. In this particular business, we own that recycling effort ourselves. And we have been able to improve that output from 70 tons a week to over 120 tons a week. So I think that’s been very good for our business there.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 9 Some of the markets, you see a picture in the middle of the slide on the right, where we produce a steel storage system. It’s the items on the ground that allows our customers to store, whether it’s steel coils or steel pipes, in a way that reduces damage, but also in a way that’s flexible to them for whatever the raw material is that they’re trying to store. And then also, we’ve seen strength in our poultry market where we produce the conveyor belts within that business. So slide 13, if you look at some of the initiatives that we’ve been talking about and kind of a Q4 impact, we talk about sales growth. Again, I do believe we started to see a little bit of the momentum that’s in the market, $1.1 million increase in sales for Q4. That’s not a fantastic movement from Q3. But I think underlying has been the momentum that we’ve seen in the market that gives us some belief that we’re going into a stronger market in 2014. Margin improvement, a lot of effort has been put in here. I think we see that 100 basis points improvement in the second half of ’13 versus ’12, and also, the 100 basis improvement in Q4 of ’13 versus ’12. And then cash generation, you know, certainly, $10.7 million of free cashflow in Q4, $44 million in free cashflow in the back half of the year, the last two quarters, and then the $27 million of free cash flow for the year. So I thought overall, cash was very strong for us; working capital management is very strong for us. And certainly, the components of working capital, we see all improving. And again, I can’t say enough about what I think about the team we have at WireCo, the fact that we have ownership down into the organization. We have a fantastic team here at WireCo. And I think that we are well-positioned for what we hope is the strengthening of the market in 2014 and our ability to deliver those results both for – you know, the customers that buy our product and also for the shareholders that we have in the business. So with that, that’s the end of the presentation that we put together. And I would be happy to answer any questions that we may have.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 10 Operator: Thank you. At this time, if you would like to ask a question, please press star then the number one on your telephone keypad. We’ll pause for a moment to compile the Q&A roster. And your first question comes from Joe Stivaletti of Goldman Sachs. Joe Stivaletti: Good afternoon. Thanks for the update. Just wondered if you – as you sort of pull a lot of those different factors together, how are you overall thinking about 2014, from basically two perspectives? One is, what’s realistic in terms of topline growth? And also, can you quantify your expected benefit or your target from your continued cost management and efficiency initiatives? I didn’t know if you had a target that you could share for the impact in 2014 versus the 2013 year. Chris Ayers: Right. Joe, I appreciate the questions. And you know, as an organization, we don’t give guidance into ’14. So a couple of your questions are a little difficult to give specific answers for. But you know, as I think about the capacity of the business, we have significant open capacity in our business right now. And really, there’s – you know, as I look across our 22 operating facilities, there’s only a couple that I would look at and say that those facilities are full at this point. If they were full, we have potential capacity at other facilities. So I look into 2014, and some of the kind of strengthening we see in the market, I certainly believe we have the ability to deliver, you know, what may be out there for us. And again, from an operating efficiency perspective, you know, I think we have the business well-poised. I think the last six months have been important for us because we’ve needed to – you know, I think, strengthen the ownership in the business. And we’ve been able to do that. I think we’ve got accountability down at levels in the organization that we’ve not seen before.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 11 And not only accountability but I would say visibility of the results. You know, I think that’s very important in Q4. So without giving specifics, I think we’re more than capable with the assets that we have of delivering on what is hopefully a strengthening market in 2014. And I think we have the ability, you know, financially, to perform when that market comes to us. Joe Stivaletti: And can you comment at all on trends in your pricing for your products? Chris Ayers: You know, my comment on pricing is that – you know, it goes back to one of the earlier slides that I talked about. You know, we want to be in the markets where we are delivering a high-end product, that is built on, you know, our innovation. It’s built on our engineering, our R&D efforts. We don’t want to be in a market necessarily that is commodity-focused. As such, you know, always, there’s always pricing pressure from our customers into our markets. And you know, we react to those and keep our business in line with those. But because we do not have a commodity-based focus, we do not see a lot of pricing pressures that you would typically see in a commodity business. Again, we want to establish ourselves in business where it’s highly engineered, you know, strong R&D efforts. And when we’re in those businesses, we don’t have the typical competition that you would see in a commodity type of business. Joe Stivaletti: OK. And just lastly, I was wondering if you could share any thoughts you might have on refinancing, given that your call premiums steps down on your bonds in May, and your bonds are definitely, you know, at a higher coupon than the current market would imply. Chris Ayers: Yes. You know, Joe, we always look at the opportunities around refinancing. And you know, when we feel like that opportunity is right for us, you know, we may do something there. But it has not been a priority to us in this part of

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 12 the year. Certainly, the capital markets, I think, are available for us if we want to step in and look at that type of financing. But to me, the back half of ’13 has been about, you know, I think getting our business, our operations, focus on delivering the results that we should be delivering. I think we see that in our results. And I think as we move forward, certainly the cashflow that we’ve generated in the back half of the year and for the total year does nothing but play well for any conversations we may have in the future about refinancing this business. Joe Stivaletti: Great. Thank you very much. Operator: Again, to ask an audio question, please press star-one on your telephone keypad. Your next question comes from the line of David Kavetski with Jefferies. David Kavetski: Hey, good afternoon guys. So actually – my first question, I think you’ve answered in your commentary. I wanted to talk a little bit more about the volume shift, you know, going from 72 percent rope and 12 percent engineering products in 3Q to 75 percent rope and 9 percent EP in 4Q. Can you talk a little bit about that? And Chris, you mentioned the shift between synthetic and steel, you know, within the rope segment, which is, you know, higher level, talking about the rope versus engineering products, if you would. Chris Ayers: Sure. You know, I think if you go back to the engineering products kind of market slide, that’s in the back of the deck or towards the back of the deck, you’ll see in our engineering products business that our sales – and I’m referencing now slide 12, our sales are – it varies from quarter to quarter. So if you’re referencing data that was from Q3 of ’13, the fact that engineering products is very complementary in the market that we play in with some of our synthetic rope applications for deep offshore platform work,

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 13 there are times when we have large offshore projects that ship both out of our synthetic rope business and out of our engineering products businesses into that market. And when that occurs, you see the – you know, you’ll see the spike up in sales. So Q3 was one of those quarters where you see that. And at times, when you look at that and look at that as a percentage of overall business, you’ll see engineering products will be a little bit higher in those particular quarters. I think the good thing about engineering products as we move forward is that we are looking for other businesses. You know, don’t get me wrong. We absolutely enjoy the businesses that are offshore. But to go along and to complement that business, we are also looking for underlying stable businesses that we can have quarter in and quarter out sales. And I think you can see that in Q4 of ’13 at the $19 million of sales that we’re starting to get that with the steel storage businesses that we’re in, the poultry businesses that we’re in. And there are a couple of other applications that we are working on that I think as we move forward in future calls, we’ll be able to talk about. So specific to your question, I think what you’re seeing is Q4 was a quarter where we did not have a large offshore project in the engineering products market and as such, it would drop as a percentage of overall sales. David Kavetski: OK. Perfect. So I mean, essentially, it’s just a timing issue, is you know, the short answer of that, right? Chris Ayers: That’s correct. David Kavetski: In terms of, you know, your projects there, which is the timing issue in terms of when product gets shipped, right? Chris Ayers: That’s right. That’s what you’re seeing in Q4. David Kavetski: OK. Great.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 14 And then, you know, you guys obviously are great on the margin front this quarter. I just wanted to know what SG&A was on the dollar basis. I didn’t see financials. Chris Ayers: I don’t know if that’s in the back of the deck. To be honest with you, I’m not sure. Brian, I don’t know if you want to step in and help with that? Brian Block: Yes. No, it’s not in the deck. We’re going to file our 10-K on Friday. At which time, they’ll have all the financials. David Kavetski: OK. So, I guess let me rephrase, how much of your 100 basis point margin move is from SG&A versus gross margin? Brian Block: We don’t have that disclosed today so you’ll have to wait until Friday. David Kavetski: OK. And then, you know, Chris, it’s sort of like a big picture flash in. You know, obviously, with respect to the auto market, you know, aluminum is winning some business there. Do you guys have anything, you know, sort of major, like that any major revenue opportunities that you guys are looking at, that are, you know, going to dramatically improve revenues? Or are we sort of looking at, you know, some incremental type of stuff? Chris Ayers: You know, I guess, the answer to that question; certainly, I think in one of our markets, we continue to see deep water offshore oil and gas applications as an opportunity for us. That’s an opportunity around the world but there are certain specific markets that we believe we have a real strength in. And we certainly see that those markets are improving. That’s one of the areas where, as I look at things, I think you would potentially think about in overall increase in our sales as we move forward. So that to me is absolutely an area where we should expect to see improvement. David Kavetski: OK. And then if I could ask just two more quick ones. First, on networking capital. As your presentation says, it is 36.7 percent of sales. But as I compare it to last year, last year was at 36.3 percent. You

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 15 know, so I’m wondering, you know, the cash that you guys generated this quarter, which I think is $20 million or so, is going to be reversed during the course of the year? Or if you think that the general trend – I mean, if you can actually pull this $20 million out? Or, you know, kind of what you’re thinking in terms of – you know, I guess, the rest of the year and/or, you know, where you envision working capital as a percentage of sales? Chris Ayers: Yes. That’s a great question. I appreciate you asking that. I think you’re right, relative to Q4 of last year, working capital is up slightly. As we look at the cashflow generation this year, you know, we think that’s cashflow generation. We don’t anticipate that having to go back into the business as we move forward. I think that this is a business where we should see positive free cashflow out of it. So as I think about going into next year, you know, I have expectations that we continue to improve on working capital; that this 36.7 percent is establishing us back where we should be and we continue to see improvement over that. We also see, you know, management of capital expenditures. And overall, my expectation of the business is that we are continuing to be positive on cashflow. David Kavetski: OK. So when you say you think you’ll be positive on free cashflow, are you talking excluding working capital or including working capital? And then, you know, what sort of CapEx levels are you guys thinking about for 2014? Chris Ayers: Yes. I mean, that’s going to be inclusive of working capital. I think as you look at the definition that we put out for cashflow, it’s the change in net debt. You know, from a capital perspective of the business, I think about three types of capital investments you make. You make one around the maintenance of the equipment. And you know, that is a required capital as much as you can manage it slightly. But when your equipment requires capital maintenance, it requires that you need to do it. There’s also statutory capital that’s around changing environmental regulations or changing safety regulations. There’s no discussion about that.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 16 That needs to be put in place. And then there’s, you know, capital that we have an expectation of a return on. I think, you know, as I look at capital into ’14, I don’t see that it’s – you know, the maintenance items, the statutory items, are very much going to be in line with kind of what we’ve seen historically, I think, in 2013. And I think we put a fairly robust system around our growth capital initiatives with an expectation of returns. And you know, that’s regardless of which market that we’re in, we have an expectation of returns. And that’s how we look at it. So, you know, when I think about capital going into ’14, I see the same discipline that we had in effect in ’13 around maintenance and around the statutory capital. And I would expect to see an improved discipline around projects that require a return. David Kavetski: OK. Great. So if I could just try to pin you down, I mean, it sounds like in terms of growth CapEx, we’re looking for a little bit less than ’13. So I mean, if I could try to pin you down on a number, would it be something in $25 to $30 million range? Chris Ayers: To pin me down on the number it’s going to be above the $25 to $30 million but I would expect it to be in the $30 to $35 million range. David Kavetski: OK. Perfect. Chris Ayers: And I don’t know that I would agree with your comments on the growth capital. I do think we have some decent capital initiatives out there that should help with growth that we are investing in. I guess what I would comment on is the differences, is we have a very defined expectation on the return of that capital. So not only will we be doing the investments but the leadership team that is asking for that capital has a true knowledge of the expectation of the return of that. David Kavetski: OK. Perfect. Thank you so much.

WIRECO WORLDGROUP INC Moderator: Keith Hyder 03-05-14/12:00 p m. ET Confirmation # 40207818 Page 17 I will turn it over. Thank you. Chris Ayers: OK, David. Thanks. Operator: Again, to ask an audio question, please press star-one on your telephone keypad. There are no further questions. I would now like to turn the call over to management for any closing comments. Chris Ayers: OK. Thank you. Again, I appreciate everybody attending the call today. Just in summary, you know, I thought Q4 was a very good quarter for us, a slight uptick in sales relative to Q3. I think a market that we’re delivering into in 2014 that is showing some strength. And I thought operating results, both relative to the income statement and to the cashflow statement that was fairly strong, that should well-position us as we move into 2014. So I appreciate everybody being on the call. Thanks a lot. Operator: Thank you. That concludes the call for today. Thank you for joining us. For more information, please visit our website at www.wirecoworldgroup.com. We look forward to speaking with you in the future. Have a great day. END

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 1 WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson May 8, 2014 1:00 p.m. CT Operator: Good afternoon ladies and gentlemen. Welcome to the First Quarter 2014 WireCo WorldGroup Inc. Investor Conference Call. At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session. As a reminder, this conference is being recorded for replay purposes. I would now like to turn the conference over to Mr. Jeffrey Beeson, Corporate Communications. Please proceed. Jeffrey Beeson: Thank you. Welcome to WireCo WorldGroup’s First Quarter 2014 Investor Conference Call. I'm joined by Chris Ayers – President and Chief Executive Officer, Matthew Dionne – Senior Vice-President and Chief Operating Officer, Brian Block – Senior Vice-President and Chief Financial Officer, and Adrian Holt – Senior Vice-President and Chief Human Resources Officer. After comments by management, we will take your questions. Before we begin, I would like to remind you that today's discussion will contain forward- looking statements related to future events and expectations. You can find factors that could cause the company's actual results to differ from those projections listed in our most recent SEC filings. In addition, we have included some non-GAAP financial measures in our discussion. Reconciliation to the most directly comparable GAAP financial measures can be found in the appendix of today's presentation. Any reference

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 2 in our discussion today to EBITDA means adjusted EBITDA for which we have provided a reconciliation in the appendix. Now, I will turn the call over to Mr. Chris Ayers. Chris Ayers: Jeff, thank you. So we start with the presentation, I believe the obligatory cautionary statements are listed on page two. When you turn to page three, we have shown this chart now for the last several quarters about the product offerings of our business. We break it down: rope, wire and engineered products. You can see the breakdown of those specific products within our business. I think if you look at our historical chart you will not see any kind of real significant move. But it's a brief description of the business that we are in on slide three. Moving to slide four, as we talk about Q1, I think we had a very good quarter. Sales were $210 million, Adjusted EBITDA was $36.5 million and we had $12.3 million of Free Cash Flow. So as we think about that relative to Q4, we saw a very close to three percent movement upwards in sales. As we talked about in our Q4 presentation we felt like that there was momentum in the market. We certainly saw that going from Q4 to Q1. And again just felt like Q1 was a very strong quarter for us. Adjusted EBITDA margin was 17.3 percent, that’s up about 40 basis points over Q1 of '13. And then Free Cash Flow,we have continued our trend over the past three quarters now of positive cash flows. So I think it's the things that we are putting in place relative to cost controls, moving that down into the organization, and also being able to capitalize on the momentum that’s in the market from the top line perspective. I think we are starting to see that pay off at WireCo, and I think we see that in our Q1 numbers. If you will switch to slide five, the graphics show the trends that we were talking about really since Q2 of '13. Over the last three quarters we have seen

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 3 positive trends on our top line sales movement; again from Q4 of last year to Q1 of this year, a three percent improvement. Adjusted EBITDA margins have seen a move up into 17 percent range. We feel comfortable there. The business is performing there. And I think if we see top line growth, we will continue to see those margins in that area. From Q4 to Q1, we dropped through on those additional sales at about 27 percent, which I think is what you should expect with this business. When you think about our ability to leverage the additional sales into Adjusted EBITDA, we felt comfortable that Q1 represented fairly good performance. As we have talked about it within our group, we felt like Q1 was a good quarter, but it wasn’t a perfect quarter. There are still opportunities out there. There is lots of improvement inside of this business and we continue to strive to deliver that. And then our Free Cash Flow numbers going back to Q3 of '13, we have been generating positive cash flow so we feel good about that. Certainly with increased Adjusted EBITDA and free cash flow, we see the benefits of that in our business. Going to slide number six, you can see the net debt position and also where we are at from a net leverage position. Leverage is coming down as our net debt is coming down. So again, I think both of those are very good trends for us and we look to see that continuing as we move forward. So really since Q3, $56 million of Free Cash Flow just indicates the ability of this business to generate cash as long as we continue with our Adjusted EBITDA performance, and we continue to exhibit discipline around working capital management. So we have seen both of that and we are seeing the impact of that. And hopefully as good of an indication is that is to the folks on the call, I think the people inside of the business recognize that also, because it's giving us the opportunity to invest when we see the right opportunity come up, which we will talk about a little bit later in the presentation.

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 4 Slide seven, just going through the Adjusted Working Capital matrix, you will see that inventory is up a little bit from $228 million to $240 million. With the momentum in the market that we are seeing, we are preparing for the growth in sales. You will see accounts receivable has moved up from $149 million to $160 million. And I think, as we go through a year-end, you are always going to see in Q1 as you are swapping December's receivables out for March's receivables a bit of a growth in the receivables balance. And certainly, that’s a big factor in the growth that you see from $149 million to $160 million. Payables has increased back to the 50-day range. So overall we are sitting at 37 percent Adjusted Working Capital as a percent of sales. We told everybody since the middle of last year, we think the right number for us or at least an interim target for us is to get down to 35 percent. We have taken 25 days out of our cash conversion cycle. And there is still lots of opportunity here. There is still opportunity for us to improve this business, how quickly we turn our inventory and how quickly we get from the raw materials that we purchased to the finished goods that we have. So I think the entire business understands that, and we work towards decreasing this Adjusted Working Capital to our goal of 35 percent. And then once we get there, what's our next step down? Where do we think the business can be long-term? On page eight, we have shown this slide over the last few presentations that represents some detail of the numbers. Again $210.5 million in sales, Adjusted EBITDA of $36.5 million and Adjusted EBITDA margin of 17.3 percent. So again some statistics, a 2.7 percent, quarter-over-quarter sales improvement. And again I still think that there is momentum in the market. We are seeing that in our end-markets, we are also seeing that in our ability to capture that improvement in the end-market. So that’s it on the income side. If you switch over to page nine, see some of the statistics from a Free Cash Flow perspective. $12 million of Free Cash Flow, that’s when we are also

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 5 making a payment of interest of $5 million. As you look, obviously Q2 and Q4 are the very difficult quarters from a Free Cash Flow perspective when you think about trying to maintain positive cash flow because that’s when the dominant part of our interest payments are due - in the $30 million plus range. But we are setting our sites on Q2, looking to do the same things that we have done previously relative to working capital management, and trying to keep the earnings strength that we see. So again, we are always looking at the leverage ratios to see what we can do to improve those. And again I think with our earnings improving and our net debt position improving, we are seeing that our leverage position is improving. As you move to slide 10, we talk about the bigger part of our business, rope products. We are going to spend a couple of slides on this. We saw a four percent growth going from $153.5 million to $159.6 million. I think we saw a couple of markets with real strengths certainly in the oil and gas business both domestically and offshore. Rig count is up from a domestic perspective and we continue to penetrate the offshore business, and we see that showing up in our sales. So oil and gas is a good story for us. And we certainly see that trend will continue. On the industrial side, I think this is when we think about the crane business. This business has been flat and it's really predominantly around the China sales and the China market itself remaining somewhat flat at this point, so that’s how we see that market. Mining is interesting. We gave it a red arrow down. Hopefully, this will be the last quarter that mining sees that red arrow down because we are seeing some indications that the market maybe strengthening in the future. Commodity prices although they had been under pressure, we have seen some stabilizing impact to that. And as we have mentioned before, I think the pressure on commodity prices have stopped some of the new mines from going into operation. We know that for a fact, but existing mines and the tons that they are mining has also

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 6 been relatively flat. I think down four percent last year. So, we look to see that the mining side of the business will start to level off. Hopefully, pick back up as we go through the rest of the year. The fishing business has been a very strong story for us as we started the year in 2014. We have talked about the Mauritania fishing waters off the west coast of Africa opening back up and we certainly saw the improvement in our business. Also, the aquaculture business, with the fish farms in South America, we have certainly penetrated that market and have witnessed very strong sales in that business. And then on the fishing side in the tuna business, we think we are starting to break into that market and would look for us to continue to see potential upside from that. The maritime business is a bit of two stories. Even with freight rates being down, which are relatively low, the freight companies and the shippers have had to transition to newer equipment, newer boats, newer ships that are more economical to use. So even though the indicators of that market are relatively flat, we have seen some pick-up in the maritime business for us. And then the structures business continues to stay relatively flat for us, as we had predicted for 2014. So, with the strength of the oil and gas market, what we have seen in the fishing market, and hopefully what we will see going into the future with the mining business picking up, we feel relatively optimistic about the rope business. So when you change to slide 11, I thought it was important to at least give some information about some of the products that we deliver into this business. And I think the slide has a lot of information on it. I don’t intend to go through all of it, but I thought maybe I would pick out one of the businesses, oil and gas. We've got a list of our products there that range from drill lines all the way down to electromechanical cables.

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 7 As an example, our drill line, their application is going to be around the exploration side. In general, they cost approximately $25,000. As you would expect, there is a range around that. They last on the drill rig from six to twelve months, and it really just depends on the depths they are drilling and what kind of activity. And so, there is quite a bit of replacement business on this side of the market. And the replacement business itself probably represents close to 90, 95 percent of our business. So when we think about that and we have mentioned before, we want to be on mission critical products where we think there is a recurring revenue stream. We see that very clearly in the oil and gas market across the products that we have referenced here. The drill line is a great example that not only do we want to produce mission critical products, but we want to be known in the industry. We are well- known in the industry with our brands there. We want to be in a position where that brand loyalty is important too, as important to our customers as it is to us. And certainly, we see that in the oil and gas business. There are examples across the rest of the page, I won't go through those but they follow the same format. And I think in future presentations, we will probably pull out one of these markets at a time and go into them in a little more detail. We will use slide 11 to introduce it, but in the future we may go into one of these markets at a time so that as an audience to this call you have a better understanding of some of the products that we build. And again to help support the story that our products are mission critical and very important to our customers, the technology that we deliver to them, the service that we deliver to them, and the engineering support that we deliver to them is all part of the value that we deliver to our customers. I talked earlier about our cash flow and some of the things that it gives us the ability to do. During the quarter, we acquired certain assets of Endenburg. For several quarters at WireCo, we had been considering a greenfield start-up of a crane center as a way to help us with supporting the crane market in

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 8 Europe. Endenburg helps us with market share appreciation that we wanted to get back in that market. The assets of Endenburg became available, which is exactly what we were looking for: the set of equipment that they had and the location very close to the port in Rotterdam. And this is an acquisition that we were very pleased to move on quickly. Not only did we get the assets, obviously a great group of employees who have experience not only on the rigging side that we can use on the crane side, but they also came with maritime experience that we were very quickly able to plug into our Dordrecht facility, which again is very close to Rotterdam, and be able to use that customer base as an opportunity to grow our sales there. The purchase price was approximately $5 million and we are really pleased to be able to pull this acquisition off. And I think both internally and externally it's an example of what the strength of our cash flow allows us to do. The good news is we are seeing orders on both sides of the business already come in, which is ahead of the profile that we had anticipated, when we put this together. It's going to give us a great location to stock both our Casar brand from Germany and our Oliveira brand from Portugal into one central location, and to service the European market. And also, it gives us a great port if we need to ship product to other parts of the world. Again, I think it's a good business, great location and I look forward to what it can do for us on the market share in the European crane market. The wire side of the business and engineered products right now are both relatively flat. Wire was up from $32.6 million to $33.1 million. Engineered products was down slightly from $18.7 million to $17.8 million. From a market perspective, we have been talking about that we did see two percent of sales growth in wire.

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 9 With the wire business, we look for infrastructure projects. We see that the projects have been kicked off now, but those projects relating back to quotes and to business in our facilities, we have not seen yet. But hopefully, we will start to see that business pick up as we go into Q2 and then to Q3. With the engineered products side of the business, I think we have definitely seen some strengthening in that market. Not only I think in the current business that we have when you think about steel storage, pipe storage and the offshore business that we do around the strakes for the riser system. But we've also had I think very good product introduction on some of the businesses. And we have seen very strong order intake around that. This business of engineered products is always from a technical perspective solving a problem that one of our customers have. And I think some of the new business that we've got around there that we should certainly see as we go into Q2 is an example of us doing that. And I believe going into Q2 we will see that business start to pick back up. I talked about our initiative wanting to grow sales. We've had three quarters with consecutive sales growth. We certainly think as we look forward into Q2 we see continued momentum in our markets. We believe we are well- positioned to not only pick up that momentum, but in certain parts of our business, to hopefully pick up market share. From a margin perspective, certainly I feel like our margins are now improving. We are getting the drop through on those additional sales, 27 percent in Q1. When I think about Q4 to Q1, $12.3 million of Free Cash Flow generation for the quarter. So again as we go through it, as I talked about at the beginning, I thought Q1 was a very good quarter for us. If I look at the things that I had hoped we would accomplish in Q1, I felt comfortable that we did. And I thought Q1 was a good quarter, but no means of perfect quarter, but a good quarter for us. And certainly another quarter for us to continue to build on. So with that, I will turn it over to questions.

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 10 Operator: Thank you. At this time, if you would like to ask a question please press star then the number one on you telephone. We will pause for just a moment to compile the Q and A roster. As a reminder, if you would like to ask a question you may do so by pressing star one. And we do have a question from the line of David Olkobetsky from Jefferies. David, your line is open. David Olkobetsky: Hey. Can you guys hear me? Chris Ayers: Yes. David Olkobetsky: Sorry about that, I was on mute. First congratulations on the job well done both in the quarter and on the LTM period. I wanted to ask, are you guys seeing any strength in your pricing in any of the business segments? Chris Ayers: You know that’s – while I appreciate the question - somewhat of a difficult question in a public forum. I think you would expect to see places where the market is strong. There are times when our backlog grows to an extent that it provides us the opportunity to do things. But overall, we pretty much have a pricing philosophy when we go into the year. And you know our pricing philosophy has been good. We have seen strengths in the markets. Certainly, I would think in areas where we've got very long backlogs. At times, we have the opportunity to do things. But I think from your perspective if you are thinking about Q1's performance and wondering how much of that is related or if any of that is related to the ability of us to move prices from historical standards, I would not really put any of that performance on things that we have been able to do from our pricing perspective. I just don’t think across our business it has been that substantial that as you think about the 17.3 percent for Q1 you would give much of it to price movements in our business.

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 11 David Olkobetsky: OK. And then, if I'm thinking about your mining business specifically, can you give us a sense for, what portion of it is related to coal versus other metals? Chris Ayers: I think the biggest piece of our mining business is related to coal. So if I were to provide a percentage, I would think it's 80 percent in that range. We have a fairly strong domestic position in surface mining, and that’s going to be on the coal side of things. When you think about coal production in 2013, I think it was down about four percent and as you think about the commodity prices I am sure that coal producers have had pressure just like any business would in that situation where you've got top line pressure. And just like any well-run business and the coal miners are, you would expect them to do things relative to working capital management. And certainly I believe that’s the case whereas they may have had certain reserves of ropes on the ground or inventory in place. You would expect them to have looked at that and to have consolidated that as much as possible. And certainly I think we saw that a little bit in last year. But now as I think about going forward this year, and the comments I can make are only anecdotal. Now we are getting coal orders from mines saying we need the rope now. Whereas if I go back a year ago, we were not receiving those kind of coal orders. There was always room relative to the production schedules to accommodate that. Today, we see a little more pressure on that which tells me and indicates to me that going forward as I think about our mining business, the fact that their coal production has not been off as much as commodity prices gives me a little bit of confidence that we should see that market come back to some extent. David Olkobetsky: And when you say surface mining, are you referring primarily to like the Powder River Basin or, are you in all the domestic basins and Europe as well or where are you guys primarily geographically within coal?

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 12 Chris Ayers: Yes, I would think were within domestically virtually all of the surface mines. I don’t know that we can say that across the board Europe wise. I would tell you that if you go to Australia you will see something that virtually is the opposite. We have a very strong presence in underground mining and not quite the strength in surface mining. But if you think about the products and go back to the page that lists the product lines, things like drag lines, shovel hoist ropes from a surface mining perspective, those are the kind of products that we are shipping into those markets. Again, those are good products for us. We have a good brand recognition and loyalty because of the products that we put out there and the way that we service that products for those mines, and the way that, quite honestly, our distributors also service those mines. David Olkobetsky: OK. And then I have to ask the bond question. I asked last quarter and I want to know if there was any update to this. Are you guys looking at your call schedule right now? And are you working with anything to potentially refinance the bonds? Brian Block: Yes. Look David, I think – it's Brian Block - As we continue to generate cash, it gives us an Adjusted EBITDA gross. It gives us more and more room under our senior secured leverage tests. And with that liquidity it gives us the opportunity to incur a lower cost capital certainly under the Revolving Loan Facility or on the Term side where we are gaining capacity to replace the high cost debt that we have. David Olkobetsky: So can I infer from that that you are looking at it? Brian Block: I will tell you, we are always mindful of the cost of capital relative to the market. David Olkobetsky: OK, fair enough. Thanks so much. Operator: Thank you. As a reminder to register for a question you may do so by pressing star one on your telephone keypad. Again that’s star one for a question.

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 13 At this time, there are no further questions in queue. I would now like to turn the call back over to management. And we do have a follow-up from the line of David. David Olkobetsky: Hey. I figured out I would give somebody else a chance to ask but I have another question. I wanted to just quickly go through working capital, can you give me a sense for what you are thinking about for the rest of year? Chris Ayers: You know I think we have been pretty clear, David, of the 35 percent working capital number. And I still think that’s very much in our size. We are sitting at 37 right now. And I think we have the ability to get to the 35 percent number so that’s where I'm kind of thinking for the end of the year. I think beyond that though that’s not what I would say is the end-point by any means for us. So I think there is potential below that. And as we kind of go into our longer planning process maybe we will be able to give a little bit of visibility of where we think that will be. But certainly I think 35 percent is a solid goal for us and should be very attainable for us this year. And then that will not be a stopping point by any means. David Olkobetsky: OK, great. And then Chris, if I could just ask one more. Last time I asked about capex and I think you said $30 million to $35 million, is that still a good number? Chris Ayers: Yes, certainly. If you look at Q1’s capex, I knew this would be a question. $30 million to $35 million divided by four is not three million which is what our Q1 capex was. So, I still think it's an ok number. I would say it's to the lower side of that at this point. We've got an expansion that is kicking off in Brazil where there will certainly be payments associated with building construction and the equipment to go into that facility. I also think that there are some other things you have to do with capex relative to upfront payments to get the equipment started.

WIRECO WORLDGROUP INC. Moderator: Jeffrey Beeson 05-08-14/1:00 p.m. CT Confirmation # 13857643 Page 14 So those projects are in line after Q1. And I think that’s just a function of, we've got some really good ideas out there that we need to get up and going. It's just fully getting the engineering side done and getting the projects kicked off and going. I think at times when you start and stop capex, which we may have been a little guilty of last year in 2013, sometimes starting back up takes a little bit longer than anticipated. And I think that’s what we see in Q1. David Olkobetsky: OK, perfect. Well Chris, Brian, thanks so much guys. Good luck. Chris Ayers: Great. Operator: Thank you. Once again if you have a question you may press star one. And at this time, there are no further questions. I would now like to turn the call back over to management. Jeffrey Beeson: Great. I appreciate everybody being on the call. Hopefully you find the information helpful and the update helpful. So again I appreciate everybody being on the call. And we look forward to talking to you at the end of Q2. Thanks. Operator: That concludes the call for today. Thank you for joining us. For more information please visit our website at www.wirecoworldgroup.com. We look forward to speaking with you in the future. Have a great day. END